SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BARRETT RESOURCES CORPORATION

(Name of Subject Company)

BARRETT RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

068480201

(CUSIP Number of Class Securities)

Eugene A. Lang, Jr.

Executive Vice President,
General Counsel and Secretary
Barrett Resources Corporation
Tower 3, Suite 1000
1515 Arapahoe Street
Denver, Colorado 80202
(303) 572-3900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Copies to:

Thomas A. Cole
Paul L. Choi
Michael A. Gordon
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

Item 1. Subject Company Information.

      (a)  The name of the subject company is Barrett Resources Corporation, a Delaware corporation (the “Company” or “Barrett”). The address of its principal executive offices is Tower 3, Suite 1000, 1515 Arapahoe Street, Denver, Colorado 80202. The phone number for its principal executive offices is (303) 572-3900.

      (b)  The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the “Common Stock”), of the Company, together with the associated preferred stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of August 5, 1997, as amended (the “Rights Agreement”), between the Company and Fleet National Bank (as successor to BankBoston, N.A.), as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the “Shares”). As of May 3, 2001, there were 33,461,004 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Business Address of Person Filing this Statement.

      The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company’s Web site address is www.brr.com. The information on the Company’s Web site should not be considered a part of this Statement.

(b) Tender Offer of the Bidder.

      This Statement relates to the offer by Resources Acquisition Corp. (the “Acquiror”), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation (“Williams”), pursuant to a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2001. According to the Schedule TO, the Acquiror is offering to purchase 16,730,502 outstanding Shares at a price per Share of $73.00, net to the seller in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2001 and filed as Exhibit (a)(1) to the Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended and supplemented, constitute the “Offer”).

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 7, 2001 (the “Merger Agreement”), among Williams, the Acquiror and Barrett. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement (including, without limitation, the consummation of the Offer) and subject to the other provisions thereof, Barrett will merge with the Acquiror (the “Merger”). At the effective time of the Merger (the “Effective Time”), subject to the terms of the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Barrett, Williams, Acquiror or any other subsidiary of Williams) will be converted into the right to receive 1.767 duly authorized, validly issued, fully paid and non-assessable shares of common stock, par value $1.00 per share (the “Williams Common Stock” and, together with associated Parent Rights (as defined in the Merger Agreement), the “Williams Shares”), of Williams (such shares are hereinafter referred to as the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit(e)(1) hereto and is incorporated herein by reference. The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to such Exhibit.

      According to the Schedule TO, the address of the principal executive offices of Williams and the Acquiror is One Williams Center, Tulsa, Oklahoma 74172.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Arrangements with Executive Officers, Directors or Affiliates of the Company.

      The information contained in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the “Information Statement”), which is attached hereto as Schedule I, is incorporated herein by reference. Except as described in this Statement or incorporated herein by reference, to the knowledge of Barrett, as of the date of this Statement, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between Barrett or its affiliates and (1) its executive officers, directors or affiliates or (2) Williams or the Acquiror, or any of their respective executive officers, directors or affiliates.

      Barrett entered into Severance Protection Agreements commencing in early 1998 with certain executive officers and certain other employees. Generally, the agreements provide, among other things, that if, within three years after a Change-in-Control (as defined in the Severance Protection Agreement), the employee’s employment is terminated by the employee for “Good Reason” or by Barrett other than for “Cause” or “Disability” (as such terms are defined in the Severance Protection Agreement), the employee will be entitled to a lump sum cash payment equal to three times for Peter A. Dea, Joseph N. Jaggers and J. Frank Keller (two times in the case of other officers and certain employees) the employee’s annual compensation (based on annual salary and past annual bonus) in addition to continuation of certain benefits for three years for Messrs. Dea, Jaggers and Keller (two years in the case of other officers and employees) from the date of termination. As of May 3, 2001, each of the Severance Protection Agreements with officers was amended (i) to eliminate a provision that would reduce all severance and other payments and benefits to the employee (including the acceleration of stock option exercisability) to the extent necessary to avoid the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and (ii) to provide that if any payment to the employee would be subject to such excise tax, the employee will be entitled to receive a gross-up payment in an amount such that after payment by the employee of all taxes, including income and excise taxes, the employee retains an amount of the gross-up payment equal to the excise tax imposed upon the payments to the employee. Assuming that the employment of all of the officers is terminated and such persons receive all of the severance payments described below, and based on the Offer Consideration and the Merger Consideration having a value of $73.00 per Share, the estimated pre-tax incremental benefit that may result from the elimination of the provision described in clause (i) above may be as high as approximately $6.9 million in the aggregate, and the estimated cost to the Company of the gross-up payments described in clause (ii) above may be as high as approximately $6.5 million. With respect to Messrs. Dea and Jaggers, a substantial portion of the incremental benefit from the elimination of the provision in clause (i) above results from the retention by these individuals of the value of the acceleration or cash-out of unvested stock options pursuant to the change in control provisions of the option plans. The effect of any gross-up payment is to put the officer in the same position such person would have been in if no excise tax were applicable to such person. The amendment to the Severance Protection Agreements was approved by the Board of Directors of Barrett (the “Board” or the “Barrett Board”) and the Compensation Committee of the Board prior to Barrett’s negotiation with Williams and is not conditioned upon consummation of either the Offer or the Merger. If the employment of Messrs. Dea and Jaggers, and all other officers who are parties to a Severance Protection Agreement, were to terminate after the consummation of the Offer under circumstances entitling them to severance benefits under their Severance Protection Agreements, Mr. Dea would receive an estimated severance payment of $1,875,000, Mr. Jaggers would receive an estimated severance payment of $1,425,000, and all other officers collectively would receive estimated severance payments totaling $3,720,500, each in addition to the continuation of certain benefits and the gross-up payments described above. A copy of the Form of Severance Protection Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. A copy of the Form of the First Amendment to Severance Protection Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such Exhibits.

      For a description of provisions in the Merger Agreement relating to employee benefits, stock options, indemnification and directors and officers insurance, see the caption “Description of the Merger Agreement” in Item 4(b) below.

Shares held by Directors and Executive Officers.

      If the directors and executive officers of the Company who own Shares tender their shares in the Offer or their Shares are converted into Williams Shares in the Merger, they will receive the Offer Consideration and the Merger Consideration. As of March 15, 2001, the directors and executive officers of the Company beneficially owned in the aggregate 1,676,983 Shares, and options to purchase an additional 1,083,874 Shares. If the directors and executive officers tender all of their Shares in the Offer, including the Shares issuable upon the exercise of options described in the preceding sentence, and the Merger is consummated, they will receive the Offer Consideration and the Merger Consideration in the same manner and to the same extent as other stockholders of the Company. There is no commitment on the part of any director or executive officer to tender Shares pursuant to the Offer or vote in favor of the Merger, although all of such persons have indicated a present intention to do so. For further information, see Item 4(c) below.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/ Recommendation.

      At a meeting held on May 7, 2001, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Barrett’s stockholders.

      Accordingly, the Barrett Board unanimously recommends that Barrett stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger and the Merger Agreement at the time of the Company’s stockholder meeting.

      A letter to Barrett’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

(b) Background of the Offer, Description of Merger Agreement and Reasons.

Background of the Offer.

      On March 1, 2001, Shell Oil Company (“Shell”) delivered an unsolicited letter to the Company proposing to acquire the Company for $55.00 per share in cash (the “Shell Proposal”). In the letter, Shell indicated that if the Company were unwilling to engage in negotiations with Shell by the end of business on March 5, 2001, Shell was prepared to commence an unsolicited tender offer for the Shares. At a special meeting held on March 3, 2001, the Barrett Board of Directors met to consider the Shell Proposal. On March 5, the Company delivered a letter to Shell informing Shell that the Shell Proposal would be considered at the regularly scheduled meetings of the Company’s Board on March 7 and 8, 2001.

      Prior to the commencement of the Board meeting on March 7, 2001, Shell issued a press release publicly disclosing the Shell Proposal to acquire Barrett for $55.00 per Share in cash. On the same date, Shell filed suit against the Company in Delaware Chancery Court (the “Chancery Court Complaint”) seeking an order that certain provisions of the Company’s Bylaws were invalid.

      At the March 3, 7 and 8, 2001 meetings, the Board carefully considered the Company’s business, financial condition and prospects, the terms and conditions of the Shell Proposal and other matters, including discussions with and presentations by its financial and legal advisors. On March 8, 2001, the Board decided to reject the Shell Proposal. However, in light of the Shell Proposal and its assessment of the relevant industry conditions and the feasibility of remaining independent, the Board also determined to take all necessary steps to maximize stockholder value. In that regard, the Board authorized the management of the Company, assisted by the Company’s financial advisors, to pursue strategic alternatives, including seeking proposals from a number of qualified parties.

      Following the March 8, 2001 Board meeting, the Company immediately began a process for seeking business combination proposals from qualified parties and began organizing a “data room” of confidential, nonpublic information about Barrett, its business and future prospects to assist parties in conducting due diligence reviews of the Company. The Company’s financial advisors, Goldman, Sachs & Co. (“Goldman Sachs”) and Petrie Parkman & Co., Inc. (“Petrie Parkman”), contacted approximately 45 parties worldwide on behalf of the Company, including Shell and Williams, to gauge their interest in participating in the Company’s process. In addition to the invitation extended by the Company’s financial advisors, Mr. C. Robert Buford, a director of the Company and an acquaintance of Mr. Keith Bailey, the Chairman, President and Chief Executive Officer of Williams, contacted Mr. Bailey to invite Williams to enter into the Company’s process. Of the parties contacted, twelve entered into confidentiality agreements with the Company and were invited to review the confidential information about Barrett in the data room. In addition to the nondisclosure obligations set forth in the confidentiality agreements, each such agreement contained “standstill” restrictions that would lapse on May 11, 2001. Of the twelve parties that executed confidentiality agreements, nine visited the data room from March 20 through April 20, 2001. Shell declined the Company’s invitation to sign the confidentiality agreement and visit the data room.

      On March 12, 2001, Shell and SRM Acquisition Company (“SRM”), a wholly-owned subsidiary of Shell, commenced a cash tender offer for all outstanding Shares at $55.00 per Share (the “Shell Offer”). Also on March 12, 2001, Shell filed with the SEC preliminary consent solicitation materials, pursuant to which Shell stated it would seek written consents from the Company’s stockholders to remove all of the Company’s directors without cause and replace them with three nominees selected by Shell (the “Shell Consent Solicitation”). On that same date, Shell amended the Chancery Court Complaint and commenced litigation against the Company in the United States District Court for the District of Delaware.

      Over the next two weeks, the Board held a number of special meetings to, among other matters, evaluate the Shell Offer, review the status of the Company’s solicitation of proposals from other parties and provide direction to the Company’s management and advisors. On March 14, 2001, at one of such meetings, the Board amended the Company’s Bylaws to delete the two provisions that were the subject of the Chancery Court Complaint.

      Commencing in mid-March 2001 and continuing through May 2, 2001, Williams and its representatives visited the Company’s data room and conducted a due diligence review of the business and financial condition of the Company. Mr. Bailey and other representatives of Williams held several discussions with representatives of the Company (including Mr. Buford) about Williams’ interest in the Company and the Company’s strategic fit with Williams. Similar reviews and discussions were taking place during this period with other parties which had signed confidentiality agreements.

      On March 22, 2001, the Board held a special meeting at which it again reviewed the Shell Offer and its terms and conditions with the Company’s financial and legal advisors. Goldman Sachs and Petrie Parkman each rendered an opinion that, as of the date of such opinion, the Shell Offer price was inadequate to the Company’s stockholders (other than Shell and its affiliates). Based upon a number of factors, including such opinions of Goldman Sachs and Petrie Parkman, the Company’s current business (including its exploration and production activities and reserves), financial performance and future prospects, and the Board’s belief that its previously initiated process of seeking strategic alternatives was reasonably likely to yield a superior transaction, the Board unanimously concluded that the Shell Offer was inadequate and recommended that the Company’s stockholders not tender their Shares pursuant to the Shell Offer.

      On April 9, 2001, following a formal request by Shell, the Board established a record date of April 19, 2001 for the Shell Consent Solicitation.

      On or about April 11, 2001, the Company sent to each party who signed a confidentiality agreement and visited the data room (i) a detailed instruction letter for submitting binding proposals to acquire or merge with the Company and (ii) two forms of merger agreements (one for cash proposals and one for stock proposals). The letter indicated that each party’s proposal was due on May 2, 2001 along with any comments and revisions that each party may require to the relevant form(s) of merger agreement.

      Throughout the month of April 2001, the Board held numerous meetings with the Company’s management and financial and legal advisors to remain informed about the Shell Offer and the status of the

Company’s process for soliciting other proposals and to provide direction to the Company’s management and advisors.

      On April 24, 2001, the Company reported that based on, among other things, recent regulatory developments and ongoing drilling activities, the Company’s total proved gas and oil reserves were 2.1 trillion cubic feet of gas equivalents as of April 30, 2001, an increase of 53.0% from December 31, 2000.

      On April 26, 2001, Shell announced that it was increasing the price offered in the Shell Offer from $55.00 to $60.00 per share (the “Revised Shell Offer”) and extending the deadline for tendering Shares to May 9, 2001. On April 30, 2001, the Board held a special meeting to review the Revised Shell Offer with the Company’s financial and legal advisors. At this meeting, the Board again carefully considered the Company’s business, financial condition and prospects, the terms and conditions of the Revised Shell Offer and other matters, including the progress of the Company’s process for seeking other business combination proposals and the fact that Goldman Sachs and Petrie Parkman each rendered an opinion that, as of the date of such opinion, the Revised Shell Offer price was inadequate to the Company’s stockholders (other than Shell and its affiliates). After further analysis and discussions, the Board unanimously rejected the Revised Shell Offer, concluding that it was inadequate and not in the best interests of the Company’s stockholders. The Board recommended that stockholders not tender their Shares pursuant to the Revised Shell Offer.

      On April 30, 2001, in response to Shell’s request that the Company consider the Revised Shell Offer on an equal basis with any other offers, the Company delivered to Shell a letter which again urged Shell to participate in the process by submitting its “best and final” offer by 12:00 noon, on Wednesday, May 2, 2001, the deadline which the Company had established for other interested parties participating in the process. The Company also furnished Shell’s financial advisors with the two forms of merger agreement it had furnished to other potential bidders and advised Shell of the “ground rules” which were also applicable to other parties. The Company publicly disclosed this invitation to Shell as well as the May 2, 2001 deadline.

      On May 2, 2001, three parties (Williams, Company A and Company B) delivered proposals to acquire all of the Shares. Williams submitted a proposal at a price equivalent to $71.00 per Share that provided for the purchase of one-half of the Shares pursuant to a cash tender offer followed by a merger in which each remaining Share would be exchanged for Williams Shares at a fixed exchange ratio to be determined based on the average closing prices of Williams Common Stock for the ten consecutive days preceding the execution of a merger agreement. In its offer letter, Williams stated that, in the alternative, Williams would be willing to consummate the transaction entirely in stock. Williams’ proposal also included its right to receive a termination fee equal to approximately 3.0% of the Company’s equity value and an unspecified limit on the amount of expenses that would be reimbursed upon certain termination events. Company A submitted an all-cash offer but at a lower dollar value than the Williams proposal. Company B’s proposal included a slightly higher dollar value than the Williams proposal and allowed for the transaction to be structured as all-cash or as a combination of cash and stock, at the Company’s option. However, Company B proposed a significantly higher termination fee and an unlimited reimbursement of expenses upon certain termination events. In addition to these proposals, a fourth party submitted a bid for only a portion of the Company’s assets.

      Shell announced, on May 2, 2001, that it would maintain the Revised Shell Offer price at $60.00 per Share and that it was prepared to negotiate all terms of its proposal, including price. Shell also announced that it was submitting a merger agreement to the Company’s financial advisors and that such merger agreement did not include a “breakup fee.” On that same day, Shell delivered to the Company comments to the cash form of merger agreement and a letter to the Company, stating that it would not submit another bid at that time other than its announced price of $60.00 per Share, which was significantly lower than the other proposals received. Shell’s letter also stated that its offer was not to be construed as its “best and final” offer and that Shell was willing to discuss the terms of an acquisition, including price, at any time with the Company.

      At a special meeting held on the afternoon of May 2, 2001, the Board, along with its financial and legal advisors, reviewed each of the proposals the Company had received. The Board met on the evening of May 3, 2001, and again on the morning of May 4, 2001, to continue its review of each of the offers. After careful analysis and lengthy discussions, on May 4, 2001, the Board determined to continue discussions with both

Williams and Company B to determine if the price and other terms of either proposal could be improved. Company A and Shell were notified that they had not been selected to continue in the process.

      On the afternoon of May 4, 2001, the Company’s financial advisors contacted Williams and Company B and informed each of them that it was one of two final bidders still in the process. Each party was requested to submit an amended proposal, if any, by 2:00 p.m. (Denver time) on Saturday, May 5, 2001. The Company also provided to Williams and Company B a revised form of merger agreement and related schedules. The revised merger agreement reflected the Company’s response to the comments each of them had provided to the Company on May 2, 2001 as part of their original proposals. With respect to Williams, the Company’s financial advisors, among other things, also requested that Williams consider providing more certainty as to value with respect to the stock portion of its proposal. The Company’s legal advisors also proposed a maximum of $15 million of expense reimbursements in the event of certain events of termination of the Merger Agreement. With respect to Company B, the Company’s financial advisors, among other things, also requested that Company B significantly reduce its termination fee and limit reimbursement of expenses to $15 million.

      On the afternoon of Saturday, May 5, 2001, both Williams and Company B responded in writing to the Company’s request for improved offers. Williams advised the Company that it was increasing the value of its proposal to $73.00 per Share, while maintaining the structure and other terms set forth in its initial proposal and accepting the Company’s proposed maximum expense reimbursement amount of $15 million. Company B did not change its originally proposed price and, while it reduced its requested termination fee, the termination fee was still higher than the one proposed by Williams, and Company B proposed a higher maximum expense reimbursement compared to Williams. The total amount of the termination fee and maximum expense reimbursement that it sought was substantially higher than the comparable amount from Williams. Each party also responded to the revised merger agreement and related schedules.

      As a result of the responses received, the Williams proposal, based on Williams’ closing stock price on Friday, May 4, 2001, offered an implied value of $73.32 per share, which was higher than the all-cash proposal from Company B. In addition, Williams agreed to a termination fee of 3.0% of equity value plus up to $15 million of expense reimbursement, or an aggregate of $90.5 million or approximately 3.7% of equity value, and made certain concessions in its merger agreement. By contrast, Company B’s cash transaction proposal had a lower price per share, relative to the Williams proposal, and included a higher termination fee as well as a higher expense reimbursement amount.

      The Board considered the revised proposals at a meeting held on the evening of Saturday, May 5, 2001. Following a careful consideration of the proposals, and after discussion with its financial and legal advisors, the Board decided to commence further negotiations solely with Williams. During the evening of May 5, 2001, the Company’s financial advisors informed Williams that it was the prevailing bidder. The Company’s financial advisors also informed Company B that Barrett would be negotiating a transaction with another party.

      On Sunday morning, May 6, 2001, representatives of the Company, along with its financial and legal advisors, traveled to Williams’ headquarters in Tulsa, Oklahoma to conduct an on-site due diligence review of Williams to supplement its prior review of publicly-available information. At the same time, the Company and its legal advisors continued to negotiate the Merger Agreement with representatives of Williams and its legal counsel. Williams continued its ongoing due diligence review of the Company during this time. In the late afternoon of May 6, 2001, the Board met to review the progress of the due diligence review and the negotiation of the Merger Agreement. Following the meeting, the Board authorized the Company’s management to proceed with final negotiations of the Merger Agreement with Williams. These negotiations took place throughout the evening of May 6 and the early morning of May 7, 2001. On the morning of May 7, 2001, the Board met and reviewed, among other things, the Company’s business, industry conditions, the results of the process for soliciting proposals, the terms and conditions of the Merger Agreement and its receipt of written opinions, each dated May 7, 2001, from Goldman Sachs and Petrie Parkman. At the meeting, Goldman Sachs and Petrie Parkman rendered opinions that, as of that date and based upon and subject to the various assumptions and qualifications described in the opinions, the consideration to be received by the holders of Shares in the Offer and the Merger, taken together as a unitary transaction, was fair from a financial point of view to such holders of Shares. The Company’s stockholders are urged to read the full text of such opinions, which are attached as Schedules II and III to this Statement. Based on the foregoing, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. See “— Reasons” below. The Merger Agreement was then executed by the parties. Shortly after the signing, Williams and the Company issued separate press releases announcing the transaction.

      Also on May 7, 2001, Shell publicly announced that it was withdrawing the Revised Shell Offer and terminating its efforts to acquire the Company.

      On May 14, 2001, Williams and Acquiror commenced the Offer.

Description of the Merger Agreement.

      The Offer. The Merger Agreement provides for the making of the Offer. Acquiror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition (as defined in the Merger Agreement) and certain other conditions that are described below (collectively, the “Offer Conditions”). Subject to the provisions of the Merger Agreement, Acquiror may waive any Offer Condition; however, without the prior written consent of Barrett, Acquiror can not waive the Minimum Condition. Acquiror reserves the right to modify the terms of the Offer, except that, without the prior written consent of Barrett, Acquiror may not (i) reduce the number of Shares sought in the Offer, (ii) decrease the price per Share, (iii) impose any conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions in a manner adverse to the holders of Shares (other than to waive any Offer Conditions to the extent permitted by the Merger Agreement), (iv) except as expressly provided in the Merger Agreement extend the Offer, (v) change the form of consideration payable in the Offer (other than by adding consideration) or (vi) make any other change or modification in any of the terms of the Offer in any manner that is adverse to the holders of Shares.

      On the date of commencement of the Offer, Williams and Acquiror will file with the SEC the Schedule TO with respect to the Offer and the related Letter of Transmittal, and Williams and Acquiror will disseminate the Offer Documents (as defined herein) to holders of Shares. On the date the Offer Documents are filed with the SEC, Barrett will file with the SEC this Statement containing the Recommendations (as defined herein) (subject to the right of the Board to make a Subsequent Determination (as defined herein)) and Barrett will disseminate this Statement to its stockholders. The Offer to Purchase, the Letter of Transmittal, a Notice of Guaranteed Delivery and certain related documents are referred to herein as the “Offer Documents.”

      Recommendation. The Board duly adopted resolutions by unanimous vote (i) determining that the Merger Agreement and the transactions contemplated thereby are advisable and fair to and in the best interest of Barrett’s stockholders, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) waiving the application of Barrett’s bylaws (the “Bylaws”) with respect to the Merger Agreement, the Offer and the Merger and (iv) resolving to recommend acceptance of the Offer and that stockholders of Barrett tender their Shares in the Offer (collectively, the “Recommendations”).

      The Merger. The Merger Agreement provides that the purchase of Shares in the Offer will be followed by a merger of Barrett with and into Acquiror (the “Forward Merger”). However, if Williams is unable (using its reasonable best efforts) to obtain a written opinion of its legal counsel, or another nationally recognized United States federal income tax counsel or “Big Five” accounting firm, that the Offer and the Forward Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), then in Williams’ reasonable discretion the Merger may be accomplished through the merger of Acquiror (or another direct or indirect wholly-owned subsidiary of Williams, as determined by Williams in its reasonable discretion) with and into Barrett (the “Reverse Merger”) . In each case the surviving corporation of the Merger will become a direct or indirect wholly-owned subsidiary of Williams.

      If the Forward Merger is effected, then following the Effective Time, the separate existence of Barrett will cease and Acquiror will continue as the surviving corporation. If the Reverse Merger is effected, then, following the Effective Time, the separate existence of Acquiror will cease and Barrett will continue as the surviving corporation. The surviving corporation will succeed to and assume all the rights and obligations of Acquiror and Barrett in accordance with the Delaware General Corporation Law (“DCGL”).

      The Merger Agreement provides that (i) in the event of the Forward Merger, each issued and outstanding share of capital stock of Acquiror will remain as one validly issued, fully paid and nonassessable share of common stock, no par value, of the surviving corporation and (ii) in the event of the Reverse Merger, each issued and outstanding share of capital stock of Acquiror will be converted into and become one validly issued, fully paid and non-assessable share of common stock of the surviving corporation.

      As of the Effective Time, each Share (other than Shares held directly or indirectly by Williams or Barrett or their subsidiaries or by Acquiror, will be converted into the right to receive 1.767 (the “Exchange Ratio”) duly authorized, validly issued, fully paid and non-assessable shares of Williams Common Stock. As of the Effective Time, all such Shares, when converted, will no longer be outstanding and will automatically be cancelled and retired, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except (upon the surrender of certificates for such Shares or book-entry transfer of such Shares) (i) the right to receive dividends paid to holders of Williams Common Stock after the Effective Time, (ii) certificates representing the Williams Common Stock into which such Shares are converted, and (iii) any cash, without interest, in lieu of fractional shares of Williams Common Stock to be issued or paid in consideration therefor.

      No fractional shares of Williams Common Stock will be issued, nor will dividends or interest be paid on fractional shares of Williams Common Stock. Instead of any fractional share of Williams Common Stock that would otherwise be issuable, cash adjustments will be paid to holders in respect of any fractional share of Williams Common Stock, and the amount of such cash adjustment will be equal to the product of (x) such stockholder’s fractional share of Williams Common Stock that would otherwise be issuable to such holder and (y) the closing price per share of Williams Common Stock on the New York Stock Exchange (the “NYSE”) on the Closing Date (as defined in the Merger Agreement) of the Merger.

      Representations and Warranties. Pursuant to the Merger Agreement, Barrett has made customary representations and warranties to Acquiror and Williams, including representations relating to its organization and qualification and subsidiaries; its certificate of incorporation and bylaws; capital structure; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; information supplied; SEC filings; voting requirements; absence of certain changes or events; absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; intellectual property; environmental matters; conditions of assets; and other matters.

      Pursuant to the Merger Agreement, Acquiror and Williams have made customary representations and warranties to Barrett, including representations relating to corporate organization; absence of certain changes or events; capital structure; SEC filings; corporate authorizations; Williams Common Stock; information supplied; compliance with laws; absence of conflicts; financial statements; litigation; and other matters.

      Certain of the representations and warranties contained in the Merger Agreement are qualified as to “materiality”, “Material Adverse Change” or “Material Adverse Effect.” When used in connection with Barrett or Williams, as the case may be, “Material Adverse Change” or “Material Adverse Effect” means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations of Barrett and its subsidiaries taken as a whole, or Williams and its subsidiaries taken as a whole, as the case may be, provided, however, that (i) any adverse change, effect or development that is caused by or results from conditions affecting the United States economy generally or the economy of any nation or region in which Barrett or Williams, as the case may be, or their respective subsidiaries, conducts business that is material to the business of Barrett or Williams, as the case may be, and their respective subsidiaries, taken as a whole, shall not be taken into account in determining whether there has been (or whether there could reasonably be foreseen) a “Material Adverse Change” or “Material Adverse Effect” with respect to Barrett or Williams, as the case may be, (ii) any adverse change, effect or development that is caused by or results from conditions generally affecting the industries (including the oil and gas industry) in which Barrett or Williams, as the case may be, conducts its business shall not be taken into account in determining whether there has been (or whether there could reasonably be foreseen) a “Material Adverse Change” or “Material Adverse Effect” with respect to Barrett or Williams, as the case may be, and (iii) any adverse change, effect or development that is caused by or results from the announcement or pendency of the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby will not be taken into account in determining whether there has been (or whether there could reasonably be foreseen) a “Material Adverse Change” or “Material Adverse Effect” with respect to Barrett or Williams, as the case may be.

      Covenants of Williams. Pursuant to the Merger Agreement, Williams has agreed to comply with various covenants, including:

Williams’ Conduct of Business. During the period from the date of the Merger Agreement until the Effective Time, Williams will, and will cause each of its subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course as currently conducted. During such period, Williams will not, and will not permit any of its subsidiaries to, without the prior written consent of Barrett (which consent will not be unreasonably withheld or delayed):

(i) amend Williams’ certificate of incorporation in a manner that changes any material term or provision of the Williams Common Stock;

(ii) materially amend Acquiror’s certificate of incorporation;

(iii) engage in any material repurchase at a premium, recapitalization, restructuring or reorganization with respect to Williams’ capital stock;

(iv) acquire in any manner any person or any business or division of any person, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity (as defined in the Merger Agreement) necessary to consummate the Offer, the Merger or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Offer or the Merger or (c) increase the risk of not being able to remove any such order on appeal or otherwise; or

(v) enter into any contract or agreement to do any of the foregoing.

Acquiror’s Conduct of Business Pending the Merger. Through the Effective Time, Acquiror will not engage in any activity of any nature except as provided in or contemplated by the Merger Agreement.

Voting of Shares. Williams has agreed to vote all Shares beneficially owned by it or its subsidiaries, including Acquiror, and including Shares purchased in the Offer, in favor of approval and adoption of the Merger.

      Covenants of Barrett. Pursuant to the Merger Agreement, Barrett has agreed to comply with various covenants, including:

Conduct of Business. Prior to the earlier of (i) the Effective Time or (ii) such time as Williams’ designees constitute a majority of the Board, Barrett will, and will cause each of its subsidiaries to, except as contemplated by the Merger Agreement, carry on its business in the ordinary course. During such period, except as otherwise contemplated by the Merger Agreement, Barrett will not, and will not permit any of its subsidiaries to, among other things, without the prior written consent of Williams (which consent shall not be unreasonably withheld or delayed):

(i) (a) pay any dividends on, or make any other distributions in respect of, any of its capital stock, except for dividends by a subsidiary of Barrett to its parent or (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (a) the issuance of Shares upon exercise of Company Stock Options (as defined in the Merger Agreement) outstanding on the date hereof or (b) purchase, redeem or otherwise acquire any shares of capital stock of Barrett or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(iii) amend its organizational documents;

(iv) except in accordance with certain pre-existing obligations, acquire, or agree to acquire any business or assets, other than transactions that are in the ordinary course of business, or which involve assets having a purchase price not in excess of $5 million individually or $10 million in the aggregate;

(v) make or agree to make any new capital expenditure other than expenditures approved by the Board and within Barrett’s capital budget for fiscal 2001; provided, however, that no individual capital expenditure pursuant to a single authority for expenditure may exceed $2.5 million;

(vi) except in accordance with certain pre-existing obligations, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business or which involve assets having a current value not in excess of $1 million individually or $5 million in the aggregate;

(vii) except as required by applicable law or as provided in the Merger Agreement, materially alter the terms of employment of any director, officer or employee;

(viii) except as may be required as a result of a change in law or in generally accepted accounting principles, make any material change in its method of accounting;

(x) make any material Tax (as defined in the Merger Agreement) election (unless required by law) or enter into any settlement or compromise of any material Tax liability that could reasonably be expected to have a Material Adverse Effect on Barrett;

(xi) except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments (a) mortgage or otherwise encumber or subject to any Lien (as defined in the Merger Agreement) Barrett’s or its subsidiaries’ properties or assets, or (b) license any of Barrett’s Intellectual Property (as defined in the Merger Agreement);

(xii) except in the ordinary course of business consistent with past practice and for certain liabilities set forth in the Merger Agreement, pay, discharge or satisfy any claims, liabilities or obligations;

(xii) (a) incur any Indebtedness (as defined in the Merger Agreement) or guarantee any Indebtedness or debt securities of another Person (as defined in the Merger Agreement), issue or sell any debt securities or warrants or other rights to acquire any debt securities of Barrett or any of its subsidiaries, enter into any “Keep Well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings incurred in the ordinary course of business (or to refund existing or maturing indebtedness) consistent with past practice and except for intercompany indebtedness between Barrett and any of its wholly-owned subsidiaries or between such subsidiaries and except for Indebtedness, guarantees and similar commitments which do not exceed $10 million in the aggregate, or (b) make any loans, advances or capital contributions to, or investments in, any other Person, except in the ordinary course of business or pursuant to an agreement existing on the date hereof or loans, advances, capital contributions or investments which do not exceed $10 million in the aggregate; or

(xiii) enter into or authorize any contract, agreement or binding commitment to do any of the foregoing.

Barrett Stockholder Meeting and Stockholder Approval. Barrett will call and hold a meeting of stockholders (the “Barrett Special Meeting”) for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Barrett will use its reasonable best efforts to solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions reasonably necessary to secure the vote or consent of stockholders to effect the Merger. Approval of the Merger requires the affirmative vote of a majority of the outstanding shares (the “Barrett Stockholder Approval”).

No Solicitation; Acquisition Proposals. Until the Effective Time or the termination of the Merger Agreement, (a) Barrett will, and will cause its subsidiaries to, immediately cease and terminate any existing solicitation, initiation, knowing encouragement, discussion or negotiation with any Third Party (as defined in the Merger Agreement) conducted by Barrett, its subsidiaries or their respective representatives with respect to any Acquisition Proposal (as defined below) and (b) Barrett will not, and Barrett will cause and its subsidiaries’ not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; (ii) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement requiring Barrett to abandon, terminate or fail to consummate the acquisition of Shares; (iii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information relating to Barrett or its subsidiaries to any Third Party relating to an Acquisition Proposal (except as required by legal process), or knowingly facilitate any effort to make an Acquisition Proposal or accept an Acquisition Proposal; or (iv) enter into any letter of intent, agreement or similar document relating to any Acquisition Proposal.

Notwithstanding the immediately preceding paragraph, if, prior to the acquisition of Shares pursuant to the Offer, (a) Barrett has received an unsolicited proposal from a Third Party relating to an Acquisition Proposal (under circumstances in which Barrett has complied in all material respects with its obligations) and (b) the Board concludes in good faith (after consultation with a financial advisor and on advice of counsel) (i) that such Acquisition Proposal may reasonably constitute a Superior Proposal (as defined below) and (ii) that the failure to provide such information or participate in such negotiations or discussions would result in a breach of its fiduciary duties, Barrett may, subject to its giving Williams 24 hours prior written notice of the identity of such Third Party and, to the extent known, the terms and conditions of such Acquisition Proposal and of Barrett’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Third Party, (x) furnish information with respect to Barrett and its subsidiaries to any Third Party pursuant to a customary confidentiality agreement containing terms not materially less restrictive than the terms of the Confidentiality Agreement between Barrett and Williams and (y) participate in discussions or negotiations regarding such proposal or take certain actions described in the Merger Agreement.

Barrett will within 24 hours notify and advise Williams of any Acquisition Proposal and the terms and conditions of such Acquisition Proposal. Barrett will inform Williams on a prompt and current basis of the status of any discussions with a Third Party and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding such Acquisition Proposal.

For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry, offer, proposal, indication of interest, signed agreement or completed action, as the case may be, by any Third Party which relates to a transaction or series of transactions involving Barrett or the issuance or acquisition of 20% or more of the outstanding Shares or any tender or exchange offer that if consummated would result in any Person, together with all affiliates thereof, beneficially owning 20% or more of the outstanding Shares, or the acquisition, license, purchase or other disposition of a substantial portion of the business or assets of Barrett outside the ordinary course of business.

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal (provided that for the purposes of this definition, the applicable percentages in the definition of Acquisition Proposal shall be fifty percent (50%) as opposed to twenty percent (20%)), on its most recently amended or modified terms, which the Board determines in its good faith judgment, (i) would, if consummated, result in a transaction that is more favorable to Barrett’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement and (ii) is reasonably capable of being completed.

Modification to Recommendations. Except as expressly permitted in Section 6.6 of the Merger Agreement, neither the Board nor any committee thereof may (i) withdraw, qualify, modify or amend, in a manner adverse to Williams, the Recommendations described above or make any public statement, filing or release inconsistent with such Recommendations (provided, however, that following the Board’s consideration and evaluation of an Acquisition Proposal, it is understood that for the purposes of the Merger Agreement, if Barrett adopts a neutral position or no position with respect to the Acquisition Proposal, it will be considered an adverse modification of the Recommendations), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause Barrett to enter into any acquisition agreement or other similar agreement related to any Acquisition Proposal (each, a “Subsequent Determination”), provided that if prior to the consummation of the Offer the Board determines in good faith (after it has received a Superior Proposal and after receipt of advice from its counsel) that the failure to make a Subsequent Determination would result in a breach by the Board of its fiduciary duties to its stockholders, the Board may inform Barrett’s stockholders that it no longer believes that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, but only after 72 hours after delivery by Barrett to Williams of a written notice (a “Subsequent Determination Notice”) (i) advising Williams that the Board has received a Superior Proposal, (ii) specifying the terms and conditions of such Superior Proposal, (iii) identifying the person making such Superior Proposal and (iv) stating that Barrett intends to make a Subsequent Determination. After providing such notice, Barrett will provide a reasonable opportunity to Williams to make such adjustments in the terms and conditions of the Merger Agreement as would enable Barrett to proceed with its Recommendations to its stockholders without a Subsequent Determination.

Standstill Agreements. Through the Effective Time, Barrett will enforce and will not terminate, amend, modify or waive any standstill provision of any confidentiality or standstill agreement between Barrett and other parties entered into prior to the date of the Merger Agreement in connection with the process to solicit acquisition proposals for Barrett.

Rights Plan. Except as expressly required by the Merger Agreement or in order to delay the occurrence of a Distribution Date (as defined in the Rights Agreement) in response to the public announcement of an Acquisition Proposal, Barrett will not, without the prior written consent of Williams, amend the Rights Agreement or take any other action with respect to, or make any determination under, the Rights Agreement.

Bank Debt. Barrett agreed to use its reasonable best efforts to seek the consent of its bank lenders and the issuers of letters of credit to Barrett to permit the consummation of the transactions contemplated by the Merger Agreement, without requiring repayment of Barrett’s indebtedness to such lenders or replacement of the letters of credit.

      Mutual Covenants. Pursuant to the Merger Agreement, Barrett, Williams and Acquiror have agreed to comply with various mutual covenants, including:

Notice of Certain Matters. Williams and Barrett have agreed to notify each other promptly of any notices or communications received from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement and of certain other events. Additionally, the parties will provide one another with copies of all filings made by them with any Governmental Entity in connection with the Merger Agreement and the transactions contemplated thereby.

Preparation of Form S-4 and Proxy Statement/ Prospectus. Williams and Barrett will, as soon as practicable following the acceptance of Shares pursuant to the Offer, prepare and Barrett will file with the SEC a Proxy Statement (as defined in the Merger Agreement). Williams and Barrett will also prepare and Williams will file with the SEC a registration statement on Form S-4 (the “Form S-4”) for the offer and sale of the Williams Common Stock pursuant to the Merger. Barrett and Williams will use all reasonable efforts to have the Form S-4 declared effective. Williams will also take any action (other than qualifying to do business in any jurisdiction in which it is not currently qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Williams Common Stock in the Merger and Barrett will furnish all information concerning itself and the holders of its capital stock as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement.

Access. Upon reasonable notice and subject to the Confidentiality Agreement (as defined herein) between Barrett and Williams, Barrett and Williams will, and will cause their subsidiaries to, afford to the other party and its representatives reasonable access, during normal business hours to properties, books, contracts, commitments, records and representatives.

Public Announcements. Except as may be required by applicable law or a listing agreement with a securities exchange, Barrett and Williams have agreed to consult with each other regarding the timing and content of any press release and public statements with respect to the Merger Agreement.

Antitrust Filings. Williams and Barrett will (i) promptly make or cause to be made the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other antitrust laws with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act or such other antitrust laws for additional information, documents, or other, and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any governmental entity under any antitrust laws with respect to any such filing, the Offer, the Merger or such other transactions. Williams and Barrett will promptly inform each other of any communication with, and any proposed understanding, undertaking, or agreement with, any governmental entity regarding any such filings, the Offer, the Merger or such other transactions.

      Conditions to the Merger. The Merger Agreement provides that the respective obligations of Williams, Acquiror and Barrett to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(i) the Barrett Stockholder Approval will have been obtained; provided, however, that Williams and Acquiror will vote all of their Shares in favor of the Merger;

(ii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity preventing the consummation of the Merger will be in effect; provided, however, that each of the parties will have used their reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order and to appeal any injunction or other order that may be entered;

(iii) Acquiror will have previously accepted for payment and paid for Shares pursuant to the Offer; provided, however, that this condition will be deemed satisfied if Williams or Acquiror fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Merger Agreement and/or the Offer;

(iv) the Form S-4 will have become effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order; and

(v) the shares of Williams Common Stock to be issued in the Merger will have been approved for listing on the NYSE.

      Conditions of the Offer. Notwithstanding any other provision of the Offer, subject to the terms of the Merger Agreement, Acquiror shall not be required to accept for payment or pay for (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Acquiror’s obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)) any Shares tendered, if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (1) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer 16,730,502 Shares, (2) the applicable waiting period under the HSR Act and any other applicable antitrust laws shall not have expired or been terminated, or (3) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist:

(i) there shall be instituted or pending any action or proceeding by any Governmental Entity:

(a) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer or the Merger, the acceptance for payment of, or the payment for, some of or all the Shares by Williams or Acquiror or the consummation by Williams or Acquiror of the Merger or seeking to obtain material damages,

(b) seeking to restrain or prohibit Williams’ or Acquiror’s ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of Barrett and its subsidiaries, taken as a whole, or of Williams and its subsidiaries, taken as a whole, or to compel Williams or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of Barrett and its subsidiaries, taken as a whole, or of Williams and its subsidiaries, taken as a whole,

(c) seeking to impose material limitations on the ability of Williams or any of its subsidiaries effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Williams or any of its subsidiaries or affiliates on all matters properly presented to Barrett’s stockholders, or

(d) seeking to require divestiture by Williams or any of its subsidiaries of any Shares; or

(ii) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any governmental entity that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (a) through (d) of paragraph (i) above, subject thereto; or

(iii) Barrett shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement; or

(iv) the representations and warranties of Barrett set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct as of the date of the Merger Agreement and as of the expiration of the Offer (including any extension thereof) (except to the extent expressly made as of an earlier date, in which case as of such earlier date), or any of the representations and warranties set forth in the Merger Agreement that are not so qualified as to materiality shall not be true and correct in any material respect as of the date of the Merger Agreement and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

provided that this condition shall not be deemed to exist unless any such breaches of representation or warranty (without regard to any “Materiality” or “Material Adverse Effect” or similar qualifier or threshold), individually or in the aggregate, has had or could reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement) on Barrett; or

(v) the Merger Agreement shall have been terminated in accordance with its terms; or

(vi) the Board of Directors of Barrett (or any committee thereof) shall have made a Subsequent Determination (as defined in the Merger Agreement) with respect to an Acquisition Proposal (as defined in the Merger Agreement);

which, in the good faith judgment of Williams, in any such case, makes it inadvisable to proceed with acceptance for payment, or payment for, Shares in the Offer.

      The foregoing conditions are for the sole benefit of Williams and Acquiror and may, subject to the terms of the Merger Agreement, be waived by Williams and Acquiror in their reasonable discretion in whole at any time or in part from time to time. The failure by Williams or Acquiror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

      Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

(i) by mutual written consent of Williams and Barrett; or

(ii) by either of Williams or Barrett:

(a) if the Offer will have expired or been terminated in accordance with the terms of the Merger Agreement without Williams or Acquiror having accepted for payment any Shares pursuant to the Offer, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; or

(b) if the Offer will not have been consummated on or before August 31, 2001, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; or

(c) if the Merger will not have been consummated as a result of any Offer Conditions being incapable of being satisfied; or

(d) if any statute, rule, regulation, injunction or decree having the effects imposing certain specified material restrictions on the Offer or the Merger will be in effect and will have become final and nonappealable; or

(iii) by Williams, if Barrett will have provided Williams with a Subsequent Determination Notice, or the Board will have made a Subsequent Determination or will have modified its Recommendations in a manner adverse to Williams or will have resolved to do any of the foregoing; or

(iv) by Barrett, if Barrett makes a Subsequent Determination in compliance with the terms of the Merger Agreement, provided Barrett has paid or concurrently pays Williams the sums required by the Merger Agreement; or

(v) by Barrett (a) if Acquiror or Williams will have breached in any material respect any of their respective covenants, obligations or other agreements under the Merger Agreement, or (b) if the representations and warranties of Williams and Acquiror set forth in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the expiration of the date of termination of the Merger Agreement, except to the extent expressly made as of an earlier date, in which case as of such date (subject to limitations regarding the materiality of such breach); provided, that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being or has not been cured by Williams or Acquiror within 10 calendar days following written notice by Barrett to Williams of such breach or failure to perform; or

(vi) by Williams (a) if Barrett will have breached in any material respect any of its covenants, obligations or other agreements under the Merger Agreement, or (b) if Barrett’s representations and warranties in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the expiration of the date of termination of the Merger Agreement, except to the extent expressly made as of an earlier date, in which case as of such date (subject to limitations regarding the materiality of such breach); provided, that the breach of the covenant, obligation, agreement, representation or warranty is incapable of being or has not been cured by Barrett within 10 calendar days following written notice by Williams to Barrett of such breach or failure to perform.

      Employee Benefits. The Merger Agreement provides that employees of Barrett and its subsidiaries will remain employed immediately following the consummation of the Merger, generally will receive credit for co-payments, deductible, unused vacation and unused sick leave and generally will receive service credit for purposes of eligibility and vesting under each benefit plan (and for purposes of determination of benefits under certain benefit plans) in which they are eligible to participate following consummation of the Offer. With respect to welfare plans, Williams generally will waive or cause to be waived limitations as to pre-existing conditions, exclusions and waiting periods with respect to such employees. Williams will honor or cause to be honored all employment agreements, bonus agreements, severance agreements, severance plans and non-competition agreements with the directors, officers and employees of Barrett and its subsidiaries.

      Options. The Merger Agreement provides that, subject to certain exceptions described below, each option to acquire Common Stock (a “Barrett Stock Option”) that is outstanding immediately prior to the consummation of the Offer (the “Offer Consummation Date”) will vest and become fully exercisable at such time. On the Offer Consummation Date (with respect to Barrett Stock Options held by persons who are not subject to the reporting requirements of Section 16(a) of the Exchange Act) and at the Effective Time (with respect to Barrett Stock Options held by persons who are subject to the reporting requirements of Section 16(a) of the Exchange Act), each Barrett Stock Option will be adjusted to represent an option to purchase the number of shares of Common Stock (a “Barrett Adjusted Option”) (rounded down to the nearest full share) determined by multiplying (i) the number of shares of Common Stock subject to such Barrett Stock Option immediately prior to the Offer Consummation Date (with respect to Barrett Stock Options held by persons who are not subject to the reporting requirements of Section 16(a) of the Exchange Act) and immediately prior to the Effective Time (with respect to Barrett Stock Options held by persons who are subject to the reporting requirements of Section 16(a) of the Exchange Act) by (ii) 0.5, at an exercise price per share of Common Stock equal to the exercise price per share of Common Stock immediately prior to the Offer Consummation Date.

      In addition, promptly following the Offer Consummation Date (with respect to holders of Barrett Stock Options who are not subject to the reporting requirements of Section 16(a) of the Exchange Act), and promptly following the Effective Time (with respect to holders of Barrett Stock Options who are subject to the reporting requirements of Section 16(a) of the Exchange Act), Williams will pay to the holder of each Barrett Stock Option an amount of cash (rounded up to the nearest cent) equal to the product of (A) (x) $73.00 minus (y) the exercise price per share of Common Stock immediately prior to the Offer Consummation Date and (B) the number of shares of Common Stock subject to such option multiplied by 0.5 (rounded up to the nearest full share).

      At the Effective Time, each Barrett Adjusted Option will be assumed by Williams and become and represent an option to purchase the number of Williams Shares (rounded to the nearest full share, or if there is not a nearest share, the next greater full share) determined by multiplying (i) the number of shares of Common Stock subject to such Barrett Adjusted Option immediately prior to the Effective Time by (ii) 1.767, at an exercise price per Williams Share (rounded up to the nearest tenth of a cent) equal to (A) the exercise price per share of Common Stock immediately prior to the Effective Time divided by 1.767. Each Barrett Adjusted Option so converted will be exercisable upon the same terms and conditions as under the applicable plan under which it was granted and the applicable option agreement issued thereunder, except as otherwise provided in the Merger Agreement.

      At the Effective Time, Williams will assume the Barrett stock plans, with the result that all obligations of Barrett under the Barrett stock plans, including with respect to Barrett Adjusted Options outstanding at the Effective Time, will be obligations of Williams following the Effective Time.

      The Merger Agreement provides that, notwithstanding anything in the foregoing to the contrary, to the extent an option holder holds any unexercisable incentive stock options (“Unvested ISOs”) on the Offer Consummation Date that do not become exercisable upon consummation of the Offer pursuant to the terms of the option plan under which they were granted, then, to the extent possible, each such Unvested ISO will be converted into the right to receive cash in full and the other options held by such option holder will be appropriately adjusted so that the aggregate amount of cash payable to such option holder in respect of all of his or her Barrett Stock Options is not increased because of the treatment of Unvested ISOs.

      Stay Bonuses; Severance. Prior to the Effective Time, Barrett will be permitted to award bonuses to employees of Barrett or any of its subsidiaries in an aggregate amount not to exceed $2,000,000, with such bonuses to be allocated at the direction of its Chief Executive Officer with the consent of Williams, which consent will not be unreasonably withheld or delayed. Such bonuses will be paid upon the earlier of 90 days following the Effective Time and 30 days following the termination of the Merger Agreement (the “Payment Date”) to each employee to whom such a bonus has been awarded and who continues to be employed by Barrett (or any successor or affiliate of Barrett) on the Payment Date or whose employment terminates prior to the Payment Date due to death, Disability, termination by Barrett (or any successor or affiliate of Barrett) without Cause, or termination by the employee with Good Reason (as such capitalized terms are defined in Barrett’s Severance Protection Plan). However, no such bonus will be paid to any employee who has entered into a Severance Protection Agreement with Barrett and whose employment terminates prior to the Payment Date entitling such employee to a severance payment pursuant to Section 3.1(b) of such Severance Protection Agreement.

      Williams will maintain or cause to be maintained the Barrett severance policy as in effect on the date of the Merger Agreement or will replace such policy with a policy providing equal or more favorable compensation, for a period of at least two years from the Effective Time. Each employee of Barrett or any of its subsidiaries whose employment is terminated upon, or within 18 months following, the consummation of the Offer, other than an employee who has entered into a Severance Protection Agreement with Barrett, will receive a cash payment from Barrett or Williams in the amount of $8,000 which may, in the sole discretion of such employee, be used to obtain outplacement services, to assist in the transition to subsequent employment or for any other purpose.

      Tax Treatment. The Merger Agreement is intended to constitute a “plan of reorganization” with respect to the Offer and the Forward Merger for United States federal income tax purposes. From and after the date of the Merger Agreement, each party is required to use its reasonable best efforts to cause the Offer and the Forward Merger to qualify, and may not, without prior written consent, knowingly take any actions, or cause any actions to be taken, which could reasonably be expected to prevent the Offer and the Forward Merger from qualifying as a reorganization.

      Board of Directors. Subject to compliance with Section 14(f) of the Exchange Act, promptly after Acquiror purchases Shares pursuant to the Offer (subject to the satisfaction of the Minimum Condition), Acquiror will be entitled to designate up to the number of directors, rounded to the nearest whole number, of Barrett’s Board, as will make the percentage of Barrett’s directors designated by Acquiror equal to the aggregate voting power of the shares of Common Stock held by Williams or any of its subsidiaries. However, in the event that Acquiror’s designees are elected to the Board, until the Effective Time, such Board will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of Barrett (the “Independent Directors”). If the number of Independent Directors will be reduced below two for any reason whatsoever, the remaining Independent Directors will designate a person to fill such vacancy who will be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who will not be officers or affiliates of Barrett, Williams or any of their subsidiaries.

      Following the election or appointment of Aquiror’s designees, a concurrence will be required of a majority of the Independent Directors for (a) any amendment, or waiver of any term or condition, of the Merger Agreement or the Restated Certificate of Incorporation or Bylaws of Barrett and (b) any termination of the Merger Agreement by Barrett, any extension by Barrett of the time for the performance of any of the obligations or other acts of Acquiror or waiver or assertion of any of Barrett’s rights under the Merger Agreement, and any other consent or action by Barrett’s Board with respect to the Merger Agreement. As a result of the purchase of Shares by Acquiror pursuant to the Offer, it is contemplated that Acquiror’s designees will represent at least one-half of the Board after the purchase of Shares until the Effective Time.

      Indemnification. Williams will, or will cause the surviving corporation to, honor for a period of not less than six years from the Effective Time (or, for matters occurring at or prior to the Effective Time that have not been resolved, until such matters are finally resolved), all rights to indemnification or exculpation, existing in favor of a director, officer, employee or agent (an “Indemnified Person”) of Barrett or any of its subsidiaries relating to actions or events through the Effective Time. The surviving corporation, however, will not be required to indemnify any Indemnified Person for any proceeding to the extent involving any claim initiated by such Indemnified Person unless such proceeding was authorized by the Board or was brought to enforce rights under this Merger Agreement. In the event that any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation after the Effective Time, Williams will, or will cause the surviving corporation to, promptly advance to such Indemnified Person his or her expenses, subject to such Indemnified Person undertaking to reimburse all advances amounts in the event of a non-appealable determination that such Indemnified Person is not entitled thereto.

      Directors and Officers Insurance. Prior to the Effective Time, Barrett will have the right to obtain and pay for in full a “tail” coverage directors’ and officers’ liability insurance policy (“D&O Insurance”) covering a period of at least six years after the Effective Time. If Barrett is unable to obtain such insurance, the surviving corporation will maintain Barrett’s D&O Insurance for a period of at least six years after the Effective Time. However, the surviving corporation may substitute policies of similar coverage and amounts with terms no less advantageous. Nevertheless, Barrett will not, without Williams’ consent, expend in excess of 300% of the last annual premium paid to procure the coverage and neither Williams nor the surviving corporation will be required to expend in excess of 300% of the last annual premium paid.

      Fees and Expenses. If the Offer has not been accepted, Barrett will pay Williams a fee equal to $75.5 million as a result of the occurrence of any of the following events (each of which is a “Trigger Event”):

(i) Barrett will have received an Acquisition Proposal (other than the cash tender offer by SRM Acquisition Corp. (an affiliate of Shell), pursuant to the Shell Offer, dated March 12, 2001, as amended to the date of the Merger Agreement, at a purchase price of $60 per Share, it being understood that Barrett will be deemed to have received an Acquisition Proposal (x) if SRM Acquisition Corp. amends its tender offer by increasing its tender offer price above $60 per Share, or (y) if an acquisition proposal other than the Shell Offer is made by any other affiliate of Shell) after the date of the Merger Agreement (but prior to the termination of the Merger Agreement), and at any time prior to, or within 12 months after, the termination of the Merger Agreement (unless terminated without the fault of any party or due to Williams’ or Acquiror’s default), or Barrett will have entered into, or will have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal;

(ii) Barrett has provided Williams with a Subsequent Determination Notice or the Board (or any committee thereof) (a) will have made a Subsequent Determination, (b) will include in the Schedule 14D-9 its Recommendations with modification or qualification in a manner adverse to Williams, or (c) will have resolved to, or publicly announced an intention to, take any of the actions as specified in the Merger Agreement; or

(iii) (a) as of the final expiration date of the Offer, all conditions to the consummation of the Offer will have been met or waived except for satisfaction of the Minimum Condition, (b) there will have been made subsequent to the date of the Merger Agreement (but before such expiration date of the Offer) an Acquisition Proposal (other than the cash tender offer by SRM Acquisition Corp, it being understood that Barrett will be deemed to have received an Acquisition Proposal (x) if SRM Acquisition Corp amends its tender offer by increasing its tender offer price above $60 per Share, or (y) if an Acquisition Proposal other than the Shell Offer is made by any other affiliate of Shell) and (c) at any time prior to, or within 12 months after, the expiration or termination of the Offer, Barrett will have entered into, or will have publicly announced its intention to enter into, an agreement or agreements in principle with respect to any Acquisition Proposal.

Except as otherwise specified above, all fees and expenses incurred in connection with the Offer and the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated:

(i) provided, that if the Merger Agreement is terminated as a result of the occurrence of a Trigger Event, Barrett will also reimburse Williams for all out-of-pocket fees payable and expenses reasonably incurred by Williams up to a maximum of $15 million.

(ii) provided, that if Barrett will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would cause Barrett to breach or fail to perform any of its covenants, obligations or agreements under the Merger Agreement, or cause any of the representations and warranties of Barrett that are not qualified as to materiality not to be true and correct, and (B) is incapable of being or has not been cured by Barrett prior to or on the earlier of (x) ten days immediately following written notice by Williams to Barrett of such breach or failure to perform and (y) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement Barrett will reimburse Williams for all out-of-pocket fees payable and expenses reasonably incurred by Williams up to a maximum of $15 million.

(iii) provided, that if Barrett has terminated the Merger Agreement as a result of the breach by Williams or Acquiror of any material representation, warranty, covenant or other agreement under the Merger Agreement, and such breach of a representation, warranty, covenant or other agreement is incapable of being or has not been cured by Williams within 10 calendar days following written notice of such breach or failure to perform, Williams will reimburse Barrett for all out-of-pocket fees payable and expenses reasonably incurred by Barrett up to a maximum of $15 million.

      Amendments. Subject to certain customary restrictions, including, among other things, a restriction on Acquiror’s right to waive the Minimum Condition, the Merger Agreement may be amended at any time, but after the Barrett Stockholder Approval has been obtained, no amendment which requires approval by Barrett’s stockholders will be made without obtaining such approval.

      Governing Law. The Merger Agreement is governed by, and construed in accordance with Delaware law, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Reasons.

      In reaching the conclusions referred to in Item 4(a) above, the Barrett Board, with the assistance of its financial and legal advisors, took into account numerous factors, including but not limited to the following:

(i)	The Board’s familiarity with the business, financial condition, prospects and current business strategy of Barrett (including its production and exploration activities and reserves). In this regard, the Barrett Board particularly considered:

•	The historical results, financial condition, results of operations, cash flows, earnings, assets and reserve reports of the Company;

•	The Company’s future prospects (including future exploration and production plans); and

•	The current near-term and long-term outlook for the market for natural gas, including conditions in the commodities market and the long-term outlook for increased gas demand in light of the current and projected tight markets for electricity;

(ii)	The $73.00 per Share cash consideration proposed by Williams for the Offer, the 1.767 exchange ratio (which, based on the closing price of Williams Common Stock on May 4, 2001 (the last trading day before the execution of the Merger Agreement), had an indicated value of $73.63 per Share) proposed by Williams for the Merger, the resulting implied value of the Offer and the Merger of $73.32 per Share and the implied premium over the current and historical price of the Shares as compared to the premiums and valuations found in other transactions. The Board considered that the exchange ratio of 1.767 Williams Shares per Share in the Merger is a fixed ratio that will not be adjusted as a result of any increase or decrease in the price of either Williams Shares or Shares, and as a result, the value of the Williams Shares to be issued in the Merger would fluctuate in value;

(iii)	The potential strategic alternatives available to Barrett (including remaining independent) and the viability and risks associated with each alternative;

(iv)	The results of an extensive and highly visible process for seeking business combination proposals, pursuant to which the Company’s financial advisors contacted approximately 45 potential parties, 12 of whom entered into confidentiality agreements and nine of whom visited the Company’s due diligence “data room,” which contained confidential information about Barrett, its business and future prospects. The Board reviewed carefully the proposals received on the publicly announced May 2nd deadline and the results of further negotiations with the two parties presenting the highest proposals. The Board noted that the Williams proposal, based on the closing price of the Williams Common Stock on May 4, 2001 (the last trading day before the execution of the Merger Agreement), was the highest proposed by any participant, although the Board was aware that the Williams Common Stock price might be adversely affected, at least temporarily, by the announcement of the Merger Agreement;

(v)	The proposed terms and conditions of the proposed combination of Barrett and Williams, including (A) the ability of the Board to consider and negotiate unsolicited third party takeover proposals, if such proposals are reasonably expected to be superior to the Offer and Merger and subject to certain determinations regarding the Board’s fiduciary duties, (B) the right of the Company to terminate and accept a superior proposal, subject to the satisfaction of certain conditions and the payment of a termination fee and expenses to Williams, and (C) the size and structure of the termination fees and expenses payable to Williams as compared to the amounts proposed by other parties in the bidding process;

(vi)	The Board’s review of public disclosures by and about the business, financial condition, prospects and current business strategy of Williams, the due diligence review by Barrett’s management and Barrett’s financial and legal advisors of Williams, and Williams’ recent historical stock price performance;

(vii)	The fact that the Merger will present an opportunity for Barrett’s stockholders to participate in a significantly larger and more diversified company and, as stockholders of the combined company, to benefit from any future growth of the combined company;

(viii)	The proposed structure of the Merger, which, assuming receipt of an appropriate tax opinion as to the tax-free nature of the Merger, is designed to permit holders of the Shares not tendered or not purchased in the Offer to exchange such Shares for Williams Shares in a tax-free manner for federal income tax purposes, except to the extent of cash received in lieu of fractional Williams Shares, and the circumstances under which such tax opinion might not be obtained;

(ix)	The opinion of Goldman Sachs delivered to the Board on May 7, 2001, that, as of that date, and based upon and subject to the various qualifications and assumptions described in its opinion, the Offer Consideration and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, are fair from a financial point of view to the holders of Shares receiving such consideration. The full text of the written fairness opinion of Goldman Sachs, dated May 7, 2001, which sets forth the procedures followed, the matters reviewed and the assumptions made in connection with the opinion, is attached as Schedule II to this Statement and is incorporated herein by reference. Barrett stockholders are urged to read the Goldman Sachs opinion in its entirety;

(x)	The opinion of Petrie Parkman dated May 7, 2001 that, as of that date and on the basis of and subject to the matters described in the opinion, the Offer Consideration and the Merger Consideration to be received by the holders of Shares (other than Williams and the Company) in the Offer and the Merger, taken together, was fair from a financial point of view to such holders. A copy of Petrie Parkman’s opinion, dated May 7, 2001, which sets forth the procedures followed, matters reviewed and assumptions made by Petrie Parkman, is attached as Schedule III to this Statement and is incorporated herein by reference. Barrett stockholders are urged to read the Petrie Parkman opinion in its entirety; and

(xi)	The Board’s belief, based in part on the factors described above, that the interests of its stockholders would be best served by consummation of the Offer and the Merger.

      In light of the foregoing, the Barrett Board unanimously concluded that the Offer and Merger are fair to and in the best interests of Barrett’s stockholders. The foregoing discussion of the information and factors considered by the Barrett Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Barrett Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that stockholders accept the Offer. Such determination was made after consideration of all the factors taken as a whole and at numerous meetings. In addition, individual members of the Barrett Board may have given differing weights to different factors.

(c) Intent to Tender.

      To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender pursuant to the Offer and vote in favor of the Merger all Shares that are held of record or beneficially owned by that person. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/ Assets Retained, Employed, Compensated or Used.

      Pursuant to a letter agreement (the “Goldman Sachs Letter Agreement”) dated March 3, 2001, Barrett engaged Goldman Sachs to act as its financial advisor in connection with the Shell Offer and the Offer, as well as certain other possible transactions, and agreed to pay Goldman Sachs (X) a fee of $500,000 payable on the date of the Goldman Sachs Letter Agreement, (Y) a fee equal to 0.55% of the aggregate value of any transaction up to $55.00 per Share, and, if the holder receives more than $55.00 per Share in any such transaction, a fee equal to the fee payable assuming that the holder received $55.00 per Share plus 1.5% of the amount per Share received by such holder in excess of $55.00 per Share, multiplied by the fully diluted number of Shares outstanding, in the event that (i) at least 15% of the outstanding stock of Barrett is acquired by a third party, (ii) all or substantially all of the assets of Barrett are sold or (iii) a recapitalization transaction involving Barrett occurs and (Z) $2.0 million on each of four successive quarterly dates if certain transactions involving Barrett have not then occurred. The amount paid in connection with clause (X) is creditable against the amount payable in connection with clauses (Y) and (Z). In addition, the amount paid in connection with the clause (Y) is creditable against the amount payable in connection with clause (Z) and vice versa.

      Barrett has agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses, including attorneys’ fees. In addition, Barrett has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

      Pursuant to the terms of a letter agreement (the “Petrie Parkman Letter Agreement”) dated as of March 7, 2001, Barrett engaged Petrie Parkman to act as its financial advisor in connection with the Offer and the Shell Offer, as well as certain other possible transactions, and agreed to pay Petrie Parkman the following compensation:

a.	a fee of $1,000,000 in cash, payable promptly following the Company’s execution of the Petrie Parkman Letter Agreement; plus

b.	a one-time advisory fee of $1,000,000 in cash, payable promptly upon the earlier of (i) substantial completion by Petrie Parkman of the work deemed sufficient by Petrie Parkman to render an opinion as to the fairness or adequacy, from a financial point of view, to the Company or its stockholders of the consideration to be paid or received by the Company or its stockholders in any Transaction (as that term is defined below) or (ii) the consummation of a Transaction; plus

c.	an incremental fee of $400,000 in cash for each $1.00 per Share of consideration (both cash and non-cash) above $55.00 per Share received by Barrett stockholders, payable promptly upon the consummation of a Transaction.

      The term “Transaction” is defined in the Petrie Parkman Letter Agreement as a merger or business combination to which Barrett is party or an acquisition of a majority of the Shares through a tender offer or exchange offer, or a sale of, or joint venture transaction involving, all or substantially all of Barrett’s assets with, of, or to one or more other parties.

      Barrett has agreed to reimburse Petrie Parkman for its reasonable out-of-pocket expenses related to the Petrie Parkman Letter Agreement, including the reasonable fees and expenses of its counsel. In addition, Barrett has agreed to indemnify Petrie Parkman against certain liabilities, including, but not limited to, liabilities under federal securities laws.

      The Company also retained Citigate Sard Verbinnen as a public relations advisor in connection with the Shell Offer and the Offer and retained Innisfree M&A Incorporated to assist the Company in connection with communications with stockholders and to provide other services in connection with the Shell Offer and the Offer. The Company will pay Citigate Sard Verbinnen and Innisfree M&A Incorporated reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

      Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

      There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company’s knowledge, by an executive officer, director, affiliate or subsidiary of the Company, except for nominal periodic purchases through Barrett’s 401(k) Plan made by the independent trustee of the 401(k) Plan and allocated to the accounts of Peter A. Dea, Dean J. Gallacher, Robert W. Howard, Joseph N. Jaggers, J. Frank Keller, Eugene A. Lang, Jr., Logan Magruder, III and Steven G. Natali.

Item 7. Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement, Barrett is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of Barrett’s securities by Barrett, any subsidiary of Barrett or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Barrett or any subsidiary of Barrett; (3) a purchase, sale or transfer of a material amount of assets of Barrett or any subsidiary of Barrett; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Barrett.

      Except as set forth above, there are no transactions, resolutions of the Barrett Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Director Designations by Williams.

      The Information Statement attached hereto as Schedule I is being furnished to Barrett’s stockholders in connection with the possible designation by Williams, pursuant to the Merger Agreement, of certain persons to be appointed to the Barrett Board other than at a meeting of Barrett’s stockholders, and such information is incorporated herein by reference.

Amendment to Rights Agreement.

      On May 7, 2001, the Rights Agreement was amended to provide that neither Williams nor the Acquiror, individually or collectively, shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) and no Distribution Date (as defined in the Rights Agreement) shall be deemed to occur solely as a result of (i) the announcement, approval, execution or delivery of the Merger Agreement, (ii) the consummation of the Offer and/or the Merger or (iii) the consummation of the other transactions contemplated by the Merger Agreement. A copy of the Second Amendment to the Rights Agreement, dated as of May 7, 2001, is filed as Exhibit (e)(4) hereto and is incorporated herein by reference. The foregoing description of the Second Amendment to the Rights Agreement is qualified in its entirety by reference to such Exhibit.

Delaware General Corporation Law.

      Section 203 of the DGCL (“Section 203”) regulates certain business combinations, including mergers, of a Delaware corporation with a stockholder that beneficially owns 15% or more of the outstanding voting stock of such corporation. On May 7, 2001, the Board resolved that the officers of the Company are authorized and directed to take all necessary steps to exempt (or ensure the continued exemption of) the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, from Section 203. The Board also approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203.

The Company’s Bylaws.

      Article IV of the Company’s Bylaws restricts certain business combinations involving Interested Persons (as defined in the Company’s Bylaws). On May 7, 2001, the Board waived such restrictions by Independent Director Approval (as defined in the Company’s Bylaws), such that the restrictions do not and will not apply with respect to or as a result of the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

Confidentiality Agreements.

      On March 9, 2001, Williams signed a confidentiality and standstill agreement (the “Confidentiality Agreement”) providing that, subject to the terms of the Confidentiality Agreement, Williams will keep confidential certain nonpublic information furnished by the Company. In addition, subject to the terms of the Confidentiality Agreement, Williams agreed not to, among other things, (i) acquire any assets, businesses or securities of the Company, (ii) solicit proxies or consents with regard to the Company or (iii) otherwise seek control of the Company, in each case without the consent of the Company, until the close of business on May 11, 2001. A copy of the Confidentiality Agreement, dated as of March 9, 2001, is filed as Exhibit (e)(5) hereto and is incorporated herein by reference. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to such Exhibit.

      In connection with its due diligence review of Williams, on May 6, 2001, Barrett signed a nondisclosure agreement (the “Nondisclosure Agreement”) providing that, among other things subject to the terms of the Nondisclosure Agreement, Barrett will keep confidential certain nonpublic information furnished by Williams. A copy of the Nondisclosure Agreement is filed as Exhibit (e)(6) hereto and is incorporated herein by reference. The foregoing description of the Nondisclosure Agreement is qualified in its entirety by reference to such Exhibit.

Additional Information.

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	—	Offer to Purchase, dated May 14, 2001, of Acquiror. Incorporated herein by reference to Exhibit (a)(1) to the Schedule TO, filed on May 14, 2001, of Williams.
(a)(2)	—	Letter of Transmittal, dated May 14, 2001, of Williams. Incorporated herein by reference to Exhibit (a)(2) to the Schedule TO, filed on May 14, 2001, of Williams.
(a)(3)	—	Letter to Stockholders of Barrett, dated May 14, 2001.*
(a)(4)	—	Press Release of Barrett, dated May 7, 2001. Incorporated herein by reference to Exhibit 99.1 to Barrett’s Current Report on Form 8-K filed on May 7, 2001.
(a)(5)	—	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Schedule I hereto).*
(a)(6)	—	Fairness Opinion of Goldman, Sachs & Co. dated May 7, 2001 (included as Schedule II hereto).*
(a)(7)	—	Fairness Opinion of Petrie Parkman & Co., Inc. dated May 7, 2001 (included as Schedule III hereto).*
(e)(1)	—	Agreement and Plan of Merger, dated as of May 7, 2001, among Barrett, Williams and the Acquiror. Incorporated herein by reference to Exhibit 10.1 to Barrett’s Current Report on Form 8-K filed on May 7, 2001.
(e)(2)	—	Form of Severance Protection Agreement. Incorporated herein by reference to Exhibit 10.9A to Barrett’s Annual Report on Form 10-K for the year ended December 31, 1997.
(e)(3)	—	Form of First Amendment to Severance Protection Agreement.

Exhibit No.	Description

(e)(4)	—	Second Amendment to Rights Agreement, dated as of May 7, 2001, between Barrett Resources Corporation and Fleet National Bank (as successor to BankBoston, N.A.) as Rights Agent. Incorporated herein by reference to Exhibit 1 to Barrett’s Registration Statement on Form 8A/ A filed on May 7, 2001.
(e)(5)	—	Confidentiality Agreement between Barrett and Williams, dated as of March 9, 2001.
(e)(6)	—	Nondisclosure Agreement between Barrett and Williams, dated May 6, 2001.

*	Included in copies mailed to the Barrett Stockholders.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRETT RESOURCES CORPORATION

By:

Name: Peter A. Dea

Title:	Chairman of the Board and Chief Executive Officer

Dated: May 14, 2001

SCHEDULE I

BARRETT RESOURCES CORPORATION

Tower 3 — Suite 1000
1515 Arapahoe Street
Denver, Colorado 80202
(303) 572-3900

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT.

      This Information Statement is being mailed on or about May 14, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of the common stock, par value $0.01 per share (the “Common Stock”), of Barrett Resources Corporation, a Delaware corporation (the “Company” or “Barrett”), together with the associated preferred stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of August 5, 1997, as amended (the “Rights Agreement”), between the Company and Fleet National Bank (as successor to BankBoston, N.A.), as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the “Shares”). The Schedule 14D-9 relates to the tender offer by The Williams Companies, Inc., a Delaware corporation (“Williams”), through its wholly owned subsidiary Resources Acquisition Corp., a Delaware corporation (the “Acquiror”), to the holders of record of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible designation by the Acquiror of persons to serve in at least one-half of the seats on the Board of Directors of the Company (the “Board”).

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      The information contained in this Information Statement concerning Williams, the Acquiror and the Designees (as hereinafter defined) has been furnished to the Company by Williams and the Acquiror and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

Background Information

      On May 7, 2001, Barrett entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Williams and the Acquiror. The Merger Agreement provides that, among other things, (i) the Acquiror will, and Williams will cause the Acquiror to, commence a cash tender offer for 16,730,502 outstanding Shares in an amount of $73.00 per Share (the “Offer”), and (ii) subject to the conditions set forth in the Merger Agreement, subsequent to the purchase by the Acquiror of Shares in the Offer, Barrett will be merged with the Acquiror (the “Merger”), and each Share (other than Shares held by Barrett, Williams, Acquiror or any other subsidiary of Williams) will be converted into the right to receive 1.767 shares of common stock, par value $1.00 per share, of Williams. As a result of the Offer and Merger, Barrett will become a wholly-owned subsidiary of Williams.

      The Acquiror is expected to commence the Offer on May 14, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 11, 2001, unless it is extended by the Acquiror in accordance with the terms and conditions of the Merger Agreement.

      The Merger Agreement provides that, upon the consummation of the Offer, Barrett will cause certain designees of the Acquiror (the “Designees”) to become members of the Board. If, however, the Merger Agreement is terminated or if the Acquiror does not accept the Shares tendered in the Offer, then the

Acquiror will not have any right to designate directors for election to the Board. If the Offer is consummated, it is anticipated that the Designees will represent at least one-half of the members of the Board.

Right to Designate Directors

      The Merger Agreement provides that promptly after such time as the Acquiror purchases Shares pursuant to the Offer, the Acquiror will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company’s directors designated by the Acquiror pursuant to the Merger Agreement (the “Designees”) equal to the aggregate voting power of the Shares held by Williams or any of its subsidiaries. However, if the Designees are elected to the Board, then until the Effective Time, the Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Williams or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

      Following the election or appointment of the Designees as described above, and prior to the Effective Time, any amendment or waiver by the Company of any term or condition of the Merger Agreement or the Restated Certificate of Incorporation or Bylaws of the Company, any termination or extension by the Company of the time for the performance of any of the obligations or other acts of the Acquiror or waiver or assertion of any of the Company’s rights thereunder, and any other consent or action by the Board with respect to the Merger Agreement will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, will be required to approve such actions. To the fullest extent permitted by applicable law, the Company will take all actions requested by Williams which are reasonably necessary to effect the election of any Designee. In connection with the foregoing, the Company will promptly, at the option of Williams, to the fullest extent permitted by law, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board as provided above.

Information With Respect to Designees

      Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will be the Designees. Such information is being furnished by Williams. Unless otherwise indicated, the business address of all persons listed below is c/o The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172. Unless otherwise indicated, all persons listed below are citizens of the United States of America.

		Principal Occupation During
Name of Designee	Age	the Past Five Years

Keith E. Bailey	59
Director of Acquiror since 2001. Director of Williams since 1988. Chairman of the Board of Williams since 1994. President of Williams since 1992. Chief Executive Officer of Williams since 1994. Chairman of the Board of Williams Communication Group, Inc. until April 23, 2001.

Steven J. Malcolm	52
Director of Acquiror since 2001. President of Acquiror since 2001. Executive Vice President of Williams since March 2001. Executive Officer of Williams since 1998. President and Chief Executive Officer of Williams Energy Services, LLC since 1998. Director of Williams Communications Group, Inc. until April 23, 2001.

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		Principal Occupation During
Name of Designee	Age	the Past Five Years

Ralph A. Hill	41	Director of Acquiror since 2001. Senior Vice President of Williams Energy Services, LLC since 1998. General Manager of Exploration and Production of Williams Energy Services, LLC since 1996.

Bryan K. Gudarian	41	Vice President of Acquiror since 2001. Vice President of Williams Production Company, LLC since 1998. Director of Land and Gas Management, Williams Production Company 1996-1998.

      It is expected that the Designees may assume office at any time following the purchase by the Acquiror of one-half of the outstanding Shares pursuant to the Offer and that upon assuming office, the Designees will thereafter constitute at least one-half of the Board. Williams has informed the Company that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Williams has informed the Company that each of the Designees has consented to act as a director of the Company.

Board of Directors and Committees

      The Board currently consists of seven members and there are currently no vacancies on the Board. Each director serves a term of one year or until his successor is duly elected and qualified.

Information About the Board of Directors of Barrett

      The names of the current members of the Board, their ages and certain biographical information about each of them are set forth below.

			Expiration of Term	Initial Date
Name	Age	Position with Barrett	as Director	as Director

C. Robert Buford(1)(2)(3)(4)(5)	67	Director	2001 Annual Meeting	1983

Derrill Cody(1)(2)(3)(4)(5)	62	Director	2001 Annual Meeting	1995

Peter A. Dea(1)	47	Chairman of the Board, Chief Executive Officer and a Director	2001 Annual Meeting	1999

James M. Fitzgibbons(3)(4)(5)(6)	66	Director	2001 Annual Meeting	1987

Hennie L.J.M. Gieskes(3)(4)(7)	62	Director	2001 Annual Meeting	1985

William W. Grant, III(3)(4)(5)	69	Director	2001 Annual Meeting	1995

Philippe S.E. Schreiber(1)(2)(3)(4)(5)	60	Director	2001 Annual Meeting	1985

(1)	Member of the Executive Committee of the Board.

(2)	Member of the Board Planning and Nominating Committee of the Board.

(3)	Member of the Audit Committee of the Board.

(4)	Member of the Compensation Committee of the Board.

(5)	Member of the Succession Planning Committee of the Board until this Committee was discontinued on May 4, 2000.

(6)	Mr. Fitzgibbons served as a director of Barrett from July 1987 until October 1992. He was re-elected to the Board in January 1994.

(7)	Mr. Gieskes served as a director of Barrett from November 1985 through September 1997. He was re-elected to the Board on May 4, 2000.

      C.  Robert Buford has been a director of Barrett since December 1983 and served as Chairman of the Board from December 1983 through March 1994. Mr. Buford has been President, Chairman of the Board and controlling shareholder of Zenith Drilling Corporation, Wichita, Kansas, since February 1966. Zenith owns

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approximately 1.6 percent of Barrett’s common stock. Since 1993, Mr. Buford has served as a director of Encore Energy, Inc., a wholly-owned subsidiary of Zenith engaged in the marketing of natural gas. Mr. Buford is also a member of the Board of Directors of Intrust Financial Corporation, a bank holding company.

      Derrill Cody has been a director of Barrett since July 1995. From May 1990 until July 1995, Mr. Cody served as a director of Plains Petroleum Company, which merged with a subsidiary of Barrett on July 18, 1995. Since January 1990, Mr. Cody has been an attorney in private practice in Oklahoma City, Oklahoma. From 1986 to 1990, he was Executive Vice President of Texas Eastern Corporation, and from 1987 to 1990 he was the Chief Executive Officer of Texas Eastern Pipeline Company. Since 1990, he has been a director of the General Partner of TEPPCO Partners, L.P., an operator of transportation systems for liquid hydrocarbons.

      Peter A. Dea has served as Chairman of the Board since April 1, 2000, and has served as Chief Executive Officer and a director since November 1999. He previously served as Vice Chairman from November 1999 until April 1, 2000 and as Executive Vice President — Exploration from December 1998 until November 1999. He served as Senior Vice President — Exploration of Barrett from June 1996 until December 1998. He held various exploration geologist positions with Barrett from February 1994 through June 1996. Mr. Dea served as President of Nautilus Oil and Gas Company from 1992 through 1993.

      James M. Fitzgibbons has been a director of Barrett since January 1994, and previously served as a director of Barrett from July 1987 until October 1992. Since January 1998, Mr. Fitzgibbons has been the Chairman of the Board of Davidson Cotton Company. From October 1990 through December 1997, Mr. Fitzgibbons was Chairman of the Board and Chief Executive Officer of Fieldcrest Cannon, Inc. Mr. Fitzgibbons also is a Director/ Trustee of Dreyfus Laurel Funds, a series of mutual funds.

      Hennie L.J.M. Gieskes was elected as a director in May 2000. He previously served as a director of Barrett from November 1985 until September 1997. Mr. Gieskes has served as the Managing Director of Spaarne Compagnie N.V., a Netherlands company engaged in the investment business, since January 1991. From before 1976 until December 1990, Mr. Gieskes was a Managing Director of Vitol Beheer B.V., a Netherlands company engaged primarily in trading energy related commodities.

      William W. Grant, III has served as a director of Barrett since July 1995. From May 1987 until July 1995, Mr. Grant served as a director of Plains Petroleum Company. He was an advisory director of Colorado National Bank from 1993 through 1999. He was a director of Colorado National Bankshares, Inc. from 1982 to 1993 and the Chairman of the Board of Colorado National Bank of Denver from 1986 to 1993.

      Philippe S.E. Schreiber has been a director of Barrett since November 1985. Mr. Schreiber is an independent lawyer and business consultant. From August 1985 through December 1998, he was partner of, or of counsel to, the law firm of Walter, Conston, Alexander & Green, P.C. in New York, New York. Mr. Schreiber has served as a director of the United States principal affiliate of The Mayflower Corporation plc. since 1991. Mr. Schreiber also serves as a director of other private companies.

Board Meetings and Committees

      The Board has an Audit Committee, a Compensation Committee, an Executive Committee and a Board Planning and Nominating Committee. The Board discontinued the Succession Planning Committee on May 4, 2000.

      The Audit Committee consists of Messrs. Buford (Chairman), Cody, Fitzgibbons, Gieskes, Grant and Schreiber. The primary function of the Audit Committee is to oversee Barrett’s financial reporting process on behalf of the Board. During the year ended December 31, 2000, the Board examined the composition of the Audit Committee in light of the adoption by the New York Stock Exchange of new rules governing audit committees. Based upon this examination, the Board confirmed that all members of the Audit Committee are “independent” within the meaning of the Exchange’s new rules. A copy of the Audit Committee’s charter, which was approved by the Board on May 4, 2000, is included as Appendix A to this Information Statement. During 2000, the Audit Committee met five times.

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      The primary responsibility of the Executive Committee is to exercise the authority of the Board, to the extent permitted by Delaware law and Barrett’s Bylaws, during intervals between regular meetings of the Board. The Executive Committee, consisting of Messrs. Buford, Cody, Dea and Schreiber, met once during 2000.

      The Compensation Committee has the authority to establish policies concerning compensation and employee benefits for employees of Barrett. The Compensation Committee reviews Barrett’s compensation policies and the implementation of those policies and determines compensation and benefits for executive officers. During 2000, the Compensation Committee, consisting of Messrs. Buford, Cody, Fitzgibbons, Gieskes, Grant and Schreiber (Chairman) met four times.

      The primary responsibilities of the Board Planning and Nominating Committee are to review the role, structure and procedures of the Board and its committees and to consider and recommend candidates for election to the Board. The Board Planning and Nominating Committee considers suggestions from stockholders regarding possible director candidates. The Committee, consisting of Messrs. Buford (Chairman), Cody and Schreiber, met three times during 2000.

      During 2000, the Succession Planning Committee consisted of Messrs. Buford, Cody, Fitzgibbons, Grant and Schreiber (Chairman). The Committee reviewed management succession issues. During 2000, the Committee met once before it was discontinued on May 4, 2000.

      During 2000, the Board met 13 times. Each director participated in at least 75 percent of the aggregate of the total number of meetings of the Board and of all committees of the Board on which that director served during 2000.

Audit Committee Report

      The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference therein.

      During the year ended December 31, 2000, the Audit Committee of the Board of Directors developed a charter for the Committee, which was adopted by the full Board on May 4, 2000. The complete text of the new charter, which reflects standards set forth in new SEC regulations and New York Stock Exchange rules, is reproduced in the appendix to this Information Statement.

      The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 and the unaudited financial statements included in the Quarterly Reports on Form 10-Q for the first three quarters of 2000.

      The Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of audited financial statements with generally accepted accounting principles, the auditors’ judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed by the auditors with the Committee under Statement on Auditing Standard No. 61, as amended. In addition, the Committee discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures and the letter required by the Independence Standards Board Standard No. 1. The Committee considered whether the auditors’ providing services on behalf of the Company other than audit services is compatible with maintaining the auditors’ independence.

      The Committee discussed with the Company’s independent auditors the overall scope and plans for their respective audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of the auditors’ examinations, their evaluations of the Company’s internal

5

controls, and the overall quality of the Company’s financial reporting. The Committee met five times in 2000 and has thus far met once during fiscal 2001.

      In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the SEC. The Committee also has recommended to the Board the selection of the Company’s independent auditors.

Audit Committee of the Board of Directors:

C. Robert Buford, Chairman
Derrill Cody
James M. Fitzgibbons
Hennie L.J.M. Gieskes
William W. Grant, III
Philippe S.E. Schreiber

Director Compensation

      Standard Arrangements. Pursuant to Barrett’s standard arrangement for compensating directors, no compensation for serving as a director is paid to directors who also are employees of Barrett, and those directors who are not also employees of Barrett (“Outside Directors”) receive an annual retainer of $20,000 paid in equal quarterly installments. In addition, during the first quarter of 2000, for each Board or committee meeting attended in person, each Outside Director received a $1,000 meeting attendance fee. Each Outside Director also received $300 for each telephone meeting lasting more than 15 minutes. The Chairmen of the Compensation and Audit Committees received, however, a $1,500 meeting attendance fee for each committee meeting. Beginning on April 1, 2000, the meeting attendance fee increased to $1,100, the Chairmens’ fees for committee meetings increased to $1,600, and the fee for telephone meetings increased to $500. All directors are reimbursed for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

      For each Board or committee meeting attended, options to purchase 1,000 shares of Common Stock will become exercisable for each Outside Director. Although these options become exercisable only at the rate of 1,000 for each meeting attended, each director will be granted options to purchase 10,000 shares of Common Stock at the time the individual initially becomes a director. Any options that have not become exercisable at the time of termination of a director’s service will expire at that time. At such time as the options to purchase all 10,000 shares of Common Stock have become exercisable, options to purchase an additional 10,000 shares of Common Stock will be granted to the director and will be subject to the same restrictions on exercise as the previously received options. The options are granted to the Outside Directors pursuant to Barrett’s Non-Discretionary Stock Option Plan, and the exercise price for those options is equal to the closing sales price for the Common Stock on the date of grant. The options expire upon the later to occur of five years after the date of grant or two years after the date those options first became exercisable.

      Other Arrangements. During the year ended December 31, 2000, no compensation was paid to directors of Barrett other than pursuant to the standard compensation arrangements described in the previous section.

6

Executive Officers of the Company

      The names of the executive officers who are not also directors of Barrett, their ages and certain information about them are set forth below.

			Principal Occupations and Employment
Name	Age	Positions and Offices with Barrett	During Past 5 Years

Joseph P. Barrett	47	Senior Vice President — Land	Since March 1999, Mr. Barrett has served as Barrett’s Senior Vice President — Land. From March 1995 through February 1999, Mr. Barrett served as Vice President — Land. Mr. Barrett has held various positions in Barrett’s Land Department since 1982.

Dean J. Gallacher	37	Senior Vice President — Marketing	Mr. Gallacher joined Barrett as its Vice President — Marketing in November 2000. Before joining Barrett, Mr. Gallacher was employed by Avista Energy Inc. as a manager in its trading division from April 1997 to November 2000. From January 1997 to March 1997, Mr. Gallacher served as a principal for Potential Energy, Inc., which provided consulting services and negotiation assistance concerning gas supply and transportation contracts and related matters. In addition, Mr. Gallacher was employed as a marketing manager by Inland Pacific Energy Services from April 1993 to December 1996 where he provided consulting services to large industrial customers on gas supply and power contracts, energy trading activities and power requirements.

Robert W. Howard	46	Senior Vice President — Investor Relations and Corporate Development and Treasurer	Mr. Howard has held his current position of Senior Vice President — Investor Relations and Corporate Development since February 25, 1999. Mr. Howard previously served as Barrett’s Senior Vice President since March 1992. He also has served as Treasurer since March 1986.

Joseph N. Jaggers	47	President and Chief Operating Officer	Mr. Jaggers joined Barrett in July 2000 as its President and Chief Operating Officer. Prior to joining Barrett, Mr. Jaggers was employed by BP Amoco as a Business Unit Leader from November 1998 to June 2000. From July 1995 to August 1998, Mr. Jaggers served as District Manager — Cairo for Amoco. He also held the position of District Manager — Denver for Amoco from November 1991 to June 1995. In his capacities at BP Amoco and Amoco, Mr. Jaggers served as a senior petroleum engineer and manager of production operations.

J. Frank Keller	57	Executive Vice President and Chief Financial Officer	Mr. Keller has served as Barrett’s Executive Vice President since 1983 and Chief Financial Officer since 1995. Mr. Keller served as a director from 1983 until 2000 and as Secretary from 1983 until 1997.

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			Principal Occupations and Employment
Name	Age	Positions and Offices with Barrett	During Past 5 Years

Eugene A. Lang, Jr.	47	Executive Vice President — General Counsel and Secretary	Since May 1999, Mr. Lang has held the position of Executive Vice President — General Counsel. Mr. Lang served as Barrett’s Vice President — General Counsel from September 1995 to May 1999. He has also served as Secretary since June 1997.

Logan Magruder, III	44	Vice President — Operations	Since April 1998, Mr. Magruder has held his current position as Vice President — Operations. From October 1997 to April 1998, Mr. Magruder served as Barrett’s Vice President — Corporate Relations and Development. In December 1996, Mr. Magruder joined Barrett as its Manager of Operations — Gulf of Mexico and held that position until October 1997. Mr. Magruder was employed as Director of Engineering and Operations for Scana Petroleum from November 1995 through December 1996.

Steven G. Natali	46	Vice President — Exploration	Mr. Natali has served as Barrett’s Vice President — Exploration since December 1999. From March 1990 until December 16, 1999, Mr. Natali served as Barrett’s Exploration Manager. Mr. Natali held the position of Chief Geophysicist for Barrett from December 1995 to March 1999.

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Security Ownership of Named Executive Officers,

Directors and Principal Stockholders

      On March 15, 2001, there were 33,461,004 shares of Common Stock outstanding. According to information furnished to Barrett as of March 15, 2001, the directors of Barrett, Barrett’s “named executive officers” (consisting of Messrs. Dea, Jaggers, Reed, Keller and Lang, the “Named Executive Officers”) within the meaning of Item 402(a)(3) of Regulation S-K, all directors and executive officers as a group, and each other person known by Barrett to be a beneficial owner of more than five percent of the Common Stock, beneficially owned shares of Common Stock as set forth below; provided, however, that Mr. Reed’s beneficial ownership of shares of Common Stock is not set forth in the following table because he resigned from Barrett on January 4, 2001. Beneficial ownership has been determined for purposes herein in accordance with Rule 13d-3 of the Exchange Act under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days of March 15, 2001.

			Percent of Class
	Amount/Nature of		Beneficially
Name of Beneficial Owner	Beneficial Ownership		Owned

C. Robert Buford	655,866(1)		1.9%

Derrill Cody	34,160(2)		*

Peter A. Dea	80,799(2)		*

James M. Fitzgibbons	42,000(2)		*

Hennie L.J.M. Gieskes	909,214(2)		2.7%

William W. Grant, III	40,350(2)		*

Joseph N. Jaggers	255(2)		*

J. Frank Keller	117,060(2)		*

Eugene A. Lang, Jr.	96,791(2)		*

Philippe S.E. Schreiber	37,106(2)		*

All Directors and Executive Officers as a Group (15 Persons)	2,124,312(3)		6.3%

State Farm Mutual Automobile Insurance Company and affiliates	2,938,638(4	)(5)	8.8%
One State Farm Plaza
Bloomington, IL 61710

Franklin Resources, Inc.	2,467,215(4	)(6)	7.4%
777 Mariners Island Boulevard
San Mateo, CA 94403

Scudder Kemper Investments, Inc.	1,906,100(4)		5.7%
345 Park Avenue
New York, NY 10154

T. Rowe Price Associates, Inc.	1,753,936(4	)(7)	5.2%
100 East Pratt Street
Baltimore, MD 21202

*	Less than 1% of the Common Stock outstanding.

(1)	C. Robert Buford is considered a beneficial owner of the 523,210 Shares of which Zenith is the record owner. Mr. Buford owns approximately 89 percent of the outstanding common stock of Zenith. The number of Shares indicated for Mr. Buford also includes 10,000 Shares that are owned by Aguilla Corporation, which is owned by Mr. Buford’s wife and adult children. Mr. Buford disclaims beneficial ownership of the Shares held by Aguilla Corporation pursuant to Rule 16a-1(a)(4) under the Exchange Act. The number of Shares indicated also includes 30,000 Shares underlying stock options that currently are exercisable or that may become exercisable within 60 days following March 15, 2001.

(2)	The number of Shares indicated consists of or includes the following number of Shares underlying options that currently are exercisable or that may become exercisable within 60 days following March 15, 2001: Derrill Cody, 20,000; Peter A. Dea, 66,518; James M. Fitzgibbons, 30,000; Hennie L.J.M. Gieskes,

9

10,000; William W. Grant, III, 20,000; J. Frank Keller, 64,038; Eugene A. Lang, Jr., 84,767; and Philippe S.E. Schreiber, 30,000. The number of Shares indicated does not include the following number of Shares underlying the remaining options held by the persons listed below, all of which will (a) become exercisable upon consummation of the Offer (and thereafter be converted into (i) the right to receive cash or (ii) options to purchase shares of Williams common stock, in either case, upon consummation of the Merger) or, (b) if such options remain unexercisable upon consummation of the Offer, be converted into the right to receive cash upon consummation of the Merger: Peter A. Dea, 240,688; Joseph N. Jaggers, 75,000; J. Frank Keller, 58,425; and Eugene A. Lang, Jr., 52,100, in each case, pursuant to the terms, conditions and formulas set forth in the Merger Agreement.

(3)	The number of Shares indicated consists of or includes 355,323 Shares underlying options held by the directors and executive officers in the aggregate, and an additional 92,006 Shares underlying options held by other officers, that currently are exercisable or that may become exercisable within 60 days following March 15, 2001. The number of Shares indicated does not include 501,213 Shares underlying the remaining options held by the directors and executive officers in the aggregate, or an additional 175,032 Shares underlying options held by other officers, all of which will (a) become exercisable upon consummation of the Offer (and thereafter be converted into (i) the right to receive cash or (ii) options to purchase shares of Williams common stock, in either case, upon consummation of the Merger) or, (b) if such options remain unexercisable upon consummation of the Offer, be converted into the right to receive cash upon consummation of the Merger pursuant to the terms, conditions and formulas set forth in the Merger Agreement.

(4)	Based solely on information included in a Schedule 13G filed with the SEC by each of the named stockholders.

(5)	The number of Shares indicated includes the Shares owned by entities related to State Farm Mutual Automobile Insurance Company “SFMAI”). Those entities and SFMAI may be deemed to constitute a “group” with regard to the ownership of Shares reported on a Schedule 13G. In their reports on Schedule 13G, the entities indicated that they disclaim membership in a group for the purposes of reporting on Schedule 13G or did not affirm the existence of a group.

(6)	The number of Shares indicated includes the Shares owned by Franklin Resources, Inc. (“Franklin”) and an individual and entity related to Franklin. Franklin, the individual and the additional entity may be deemed to constitute a “group” with regard to the ownership of Shares reported on a Schedule 13G. In their reports on Schedule 13G, Franklin, the individual and the other entity indicated that they disclaim membership in a group for the purposes of reporting on Schedule 13G or did not affirm the existence of a group.

(7)	The Shares indicated are owned by various individuals and institutional investors which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the Shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

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Executive Compensation

      The following summary compensation table sets forth certain information concerning the compensation of the Named Executive Officers for each of the three fiscal years during the period ended December 31, 2000.

Summary Compensation Table

				Long Term Compensation Awards

				Awards		Payouts

				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
	Fiscal	Salary	Bonus	Compensation	Award(s)	Options/SARs	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)	($)	(2)	($)	($)(3)

Peter A. Dea	2000	$350,016	$200,000	–0–	–0–	–0–	–0–	$10,200
Chief Executive Officer,	1999	$218,752	$175,000	–0–	–0–	100,000	–0–	$9,600
Chairman, and a director	1998	$167,708	–0–	–0–	–0–	142,375	–0–	$9,600

Joseph N. Jaggers	2000	$119,391	$150,000	–0–	–0–	75,000	–0–	$75,886
President and Chief	1999	—	—	–0–	–0–	—	–0–	—
Operating Officer(4)	1998	—	—	–0–	–0–	—	–0–	—

A. Ralph Reed(5)	2000	$285,000	–0–	–0–	–0–	–0–	–0–	$10,200
Former President, former	1999	$285,000	$130,000	–0–	–0–	52,500	–0–	$9,600
Chief Operating Officer,	1998	$272,250	–0–	–0–	–0–	60,000	–0–	$9,600
and former director

J. Frank Keller(6)	2000	$206,250	$55,000	–0–	–0–	25,000	–0–	$10,200
Executive Vice President,	1999	$180,000	$85,000	–0–	–0–	34,350	–0–	$9,600
Chief Financial Officer,	1998	$177,131	–0–	–0–	–0–	35,000	–0–	$9,600
and former director

Eugene A. Lang, Jr.	2000	$178,750	$111,000	–0–	–0–	12,000	–0–	$10,200
Executive Vice President —	1999	$160,000	$60,000	–0–	–0–	11,200	–0–	$9,600
General Counsel and	1998	$157,500	–0–	–0–	–0–	25,000	–0–	$9,450
Secretary

(1)	The dollar value of cash bonuses earned during the year indicated. The cash bonuses earned for 2000 were determined by the Compensation Committee on March 7, 2001. See “Compensation Committee Report on Executive Compensation — Cash Bonus Awards”.

(2)	The sum of the number of shares of Common Stock to be received upon the exercise of all stock options granted.

(3)	Represents Barrett’s matching contribution under Barrett’s 401(k) Plan for each Named Executive Officer and a $75,000 relocation expense allowance paid to Mr. Jaggers upon his joining the Company as President and Chief Operating Officer on July 10, 2000.

(4)	Mr. Jaggers joined the Company as President and Chief Operating Officer on July 10, 2000.

(5)	On May 4, 2000, Mr. Reed stepped down as President and Chief Operating Officer. His membership on the Board also ended on May 4, 2000. Mr. Reed’s employment ceased on January 4, 2001, when he retired. In recognition of Mr. Reed’s contributions to Barrett during his 11-year employment, he received a payment of $405,000 on January 4, 2001.

(6)	Mr. Keller’s membership on the Board ended on May 4, 2000.

      The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended December 31, 2000 under Barrett’s incentive

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plans. Except as set forth in the table below, during fiscal year 2000, Barrett did not grant any stock options under Barrett’s incentive plans to any of the Named Executive Officers.

Option Grants in Last Fiscal Year

						Potential Realizable Value
						at Assumed Annual Rates
	Number of					of Stock Price
	Securities		% of Total			Appreciation for Option
	Underlying		Options Granted			Term
	Options		to Employees in	Exercise Price	Expiration
Name	Granted(#)		Fiscal Year	($/Share)	Date	5%	10%

Peter A. Dea	-0-	(1)	0%	N/ A	N/ A	N/ A	N/ A

Joseph N. Jaggers	75,000	(2)	25.8%	$28.75	7-10-2007	$877,500	$2,045,250

A. Ralph Reed	-0-	(3)	0%	N/ A	N/ A	N/ A	N/ A

J. Frank Keller	25,000	(4)	8.6%	$25.8125	2-25-2007	$262,750	$612,250

Eugene A. Lang, Jr.	12,000	(4)	4.1%	$25.8125	2-25-2007	$126,120	$293,880

(1)	Mr. Dea was granted no stock options in 2000 in light of the options he received in November 1999 when he was elected Chief Executive Officer.

(2)	Mr. Jaggers was granted options to purchase 75,000 shares effective upon his joining the Company as President and Chief Operating Officer on July 10, 2000. One-fourth of these options will become exercisable on each of July 10, 2001, 2002, 2003, and 2004 and all the options expire on July 10, 2007. These options become exercisable immediately upon a change in control of the Company.

(3)	In light of his then anticipated retirement, Mr. Reed was granted no stock options in 2000.

(4)	One-fourth of these options became exercisable on February 25, 2001, and one-fourth become exercisable on each of February 25, 2002, February 25, 2003 and February 25, 2004. These options become exercisable immediately upon a change in control of the Company.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table provides certain summary information concerning stock option exercises during the fiscal year ended December 31, 2000 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of December 31, 2000.

Aggregated Option Exercises

For Fiscal Year Ended December 31, 2000
and Year-End Option Values(1)

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money options at
			Year-End($)(4)		Fiscal Year-End($)(5)
	Shares Acquired	Value
Name	on Exercise(2)	Realized(3)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter A. Dea	56,858	$1,136,327	59,643	147,563	$1,537,569	$4,182,530

Joseph N. Jaggers	–0–	$0	–0–	75,000	$0	$2,104,500

A. Ralph Reed	75,000	$1,039,273	13,125	67,375	$529,889	$2,169,292

J. Frank Keller	32,787	$756,151	35,025	72,438	$827,073	$2,322,595

Eugene A. Lang, Jr.	1,762	$48,790	68,808	41,100	$2,080,134	$1,220,304

(1)	No stock appreciation rights are held by any of the Named Executive Officers.

(2)	The number of shares received upon exercise of options during the year ended December 31, 2000.

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(3)	With respect to options exercised during the year ended December 31, 2000, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(4)	The total number of unexercised options held as of December 31, 2000, separated between those options that were exercisable and those options that were not exercisable on that date.

(5)	For all unexercised options held as of December 31, 2000, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable, and those options that were not yet exercisable, on December 31, 2000. As required, the price used to calculate these figures was the closing sale price of the Common Stock at year’s end, which was $56.81 per share on December 29, 2000.

Employee Retirement Plans, Long-Term Incentive Plans and Pension Plans

      Barrett has an employee retirement plan (the “401(k) Plan”) that qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Employees of Barrett are entitled to contribute to the 401(k) Plan up to 15 percent of their compensation. In addition, Barrett currently contributes on behalf of each participating employee 100 percent of that employee’s contribution, up to a maximum contribution by Barrett of six percent of that employee’s gross salary for that pay period, with one-half of the matching contribution paid in cash and one-half paid in Common Stock. Barrett’s matching contributions are subject to a vesting schedule. Benefits payable to employees upon retirement are based on the contributions made by the employee under the 401(k) Plan, Barrett’s matching contributions, and the performance of the 401(k) Plan’s investments. Therefore, Barrett cannot estimate the annual benefits that will be payable to participants in the 401(k) Plan upon retirement at normal retirement age. On May 7, 2001, the Company amended the 401(k) Plan to provide that employees who are participants in the 401(k) Plan will become 100% vested in their entire account balance under the 401(k) Plan upon a change of control of the Company. Excluding the 401(k) Plan, Barrett has no defined benefit or actuarial or pension plans or other retirement plans.

      Excluding Barrett’s stock option plans, Barrett has no long-term incentive plan to serve as an incentive for performance to occur over a period longer than one fiscal year.

Employment Contracts and Termination of Employment

and Change-in-Control Arrangements

      Barrett, in the discretion of its Chief Executive Officer, with the consent of Williams, such consent not to be unreasonably withheld or delayed, may award bonuses to certain employees in an aggregate amount not to exceed $2,000,000. Such bonuses will be paid upon the earlier of 90 days following the Effective Time of the Merger and 30 days following the date of termination of the Merger Agreement as described in Article IX of the Merger Agreement (the “Payment Date”) to each employee to whom such a bonus has been awarded and who continues to be employed by the Company (or any successor or affiliate of the Company) on the Payment Date or whose employment terminates prior to the Payment Date due to death, Disability, termination by the Company (or any successor or affiliate of the Company) without Cause, or termination by the employee with Good Reason (as such capitalized terms are defined in the Company’s Severance Protection Plan); provided, however, that no such bonus will be paid to any employee who has entered into a severance protection agreement with the Company and whose employment terminates prior to the Payment Date (thus entitling such employee to a severance payment pursuant to the terms of such severance protection agreement). Messrs. Dea, Jaggers, Keller and Lang are not eligible to receive bonuses pursuant to this arrangement.

      Barrett has entered into severance agreements with each of the Named Executive Officers as well as Barrett’s other officers identified in this Information Statement and certain other employees. Generally, the agreements provide, among other things, that if, within three years after a Change-in-Control (as defined in the severance agreement), the employee’s employment is terminated by the employee for “Good Reason” or by Barrett other than for “Cause” or “Disability” (as such terms are defined in the severance agreement), the employee will be entitled to a lump sum cash payment equal to three times for Messrs. Dea, Jaggers and

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Keller (two times in the case of certain other officers and certain employees) the employee’s annual compensation (based on annual salary and past annual bonus) in addition to continuation of certain benefits for three years for Messrs. Dea, Jaggers and Keller (two years in the case of other officers and employees) from the date of termination. As of May 3, 2001, each of the severance agreements with officers was amended (i) to eliminate a provision that would reduce all severance and other payments and benefits owed to the employee (including the acceleration of stock option exercisability) to the extent necessary to avoid the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and (ii) to provide that if any payment to the employee would be subject to such excise tax, the employee will be entitled to receive a gross-up payment in an amount such that after payment by the employee of all taxes, including income and excise taxes, the employee retains an amount of the gross-up payment equal to the excise tax imposed upon the payments to the employee.

      In addition, other than Barrett’s Non-Discretionary Stock Option Plan, all of which options have or will have become exercisable prior to the consummation of the Offer, Barrett’s stock option plans and option agreements under the other plans provide for the acceleration of option exercisability in the event of a Change-in-Control. As previously discussed, the 401(k) Plan also provides for accelerated vesting upon a change of control of Barrett.

Compensation Committee Interlocks and Insider Participation

      During the year ended December 31, 2000, each of Messrs. Buford, Cody, Fitzgibbons, Gieskes, Grant and Schreiber served as members of the Compensation Committee of the Board. Mr. Schreiber served as the President of Excel Energy Corporation (“Excel”) prior to the 1985 merger of Excel with and into Barrett, and Mr. Gieskes served as Chairman of the Board of Excel at the time of the merger. No other person who served as a member of the Compensation Committee during the year ended December 31, 2000 was, during that year, an officer or employee of Barrett or of any of it subsidiaries, or was formerly an officer of Barrett or of any of its subsidiaries, except Mr. Buford who served as the chairman of the Board from December 1983 through March 1994. However, Mr. Buford was never a salaried employee of Barrett.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires Barrett’s executive officers and directors, and persons who own more than ten percent of the Common Stock to file reports of ownership and changes in ownership with the SEC and the exchange on which the Common Stock is listed for trading. Executive officers, directors and more than ten percent stockholders are required by regulations promulgated under the Exchange Act to furnish Barrett with copies of all Section 16(a) reports filed. Based solely on Barrett’s review of copies of the Section 16(a) reports filed for the fiscal year 2000, Barrett believes that all reporting requirements applicable to its executive officers, directors, and more than ten percent stockholders were complied with for the fiscal year 2000.

Certain Transactions

      Except as otherwise disclosed in this Information Statement, during 2000, there were no transactions between the Company and its directors or executive officers, or known holders of greater than five percent of the Common Stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

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APPENDIX A TO SCHEDULE I

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF
BARRETT RESOURCES CORPORATION
(As approved on May 4, 2000)

I.  Audit Committee Purpose

      The Audit Committee is appointed by the Board of Directors of Barrett Resources Corporation (the “Company”) to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

A. Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, including without limitation the Company’s marketing and hedging activities.

B. Monitor the independence and performance of the Company’s independent auditors and the Company’s accounting department.

C. Provide an avenue of communication among the independent auditors, management, the Company’s accounting department, and the Board of Directors.

D. Recommend to the Board of Directors the independent auditors to be engaged by the Company.

E. Discuss the scope of the independent auditors’ examination.

F. Review the financial statements and the independent auditors’ report.

G. Review areas of potential significant financial risk to the Company.

H. Monitor compliance with legal and regulatory requirements.

I. Solicit recommendations from the independent auditors regarding internal controls and other matters.

J. Establish guidelines for the Board of Directors to review related party transactions for potential conflicts of interest.

K. Make recommendations to the Board of Directors.

L. Perform other related tasks as requested by the Board of Directors.

      The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II.  Audit Committee Composition and Meetings

      A.  Audit Committee members shall meet the requirements of the New York Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

      B.  Audit Committee members shall be appointed by the Board on recommendation of the Board Planning and Nominating Committee. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Committee membership.

      C.  The Committee shall meet (either in person or telephonically) at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the director of the Company’s accounting department, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management and the independent auditors quarterly to review the Company’s financial statements and significant findings based upon the auditors limited review procedures.

III.  Audit Committee Responsibilities and Duties

Review Procedures

      A.  Review and reassess the adequacy of this Charter at least annually. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with Securities And Exchange Commission (“SEC”) regulations.

      B.  Review the Company’s annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices, and judgments.

      C.  In consultation with the management, the independent auditors, and the Company’s accounting department, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the Company’s accounting department together with management’s responses.

      D.  Review with management the Company’s quarterly financial results prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with SAS 61 (see item 9). The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

      E.  The Audit Committee shall report periodically to the Board of Directors on significant results of the Audit Committee’s activities.

Independent Auditors

      A.  The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee and the Board of Directors shall be responsible for the selection, evaluation, and replacement of the independent auditors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

      B.  Approve the fees and other significant compensation to be paid to the independent auditors.

      C.  The Audit Committee is responsible for ensuring the independence of the outside auditors. On an annual basis, the Committee shall review and discuss with the independent auditors all significant relationships, to be disclosed in writing by the independent auditors, they have with the Company or any others that could adversely impair the auditors’ independence.

      D.  Review the independent auditors’ audit plan, including discussing scope, staffing, locations, reliance upon management, and internal audit and general audit approach.

      E.  Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

      F.  Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Accounting Department and Legal Compliance

      A.  Review the budget, activities, organizational structure, and qualifications of the Company’s accounting department, as needed.

      B.  Review the appointment and performance of the senior accounting executive, and review financial and accounting personnel succession planning with the Company.

      C.  Review significant reports prepared by the Company’s accounting department together with management’s response and follow-up to these reports.

      D.  On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

      A.  Annually prepare a report to stockholders as required by the SEC. The report should be included in the Company’s annual proxy statement.

      B.  Perform any other activities consistent with this Charter, the Company’s bylaws, and governing law, as the Committee or the Board deems necessary or appropriate.

      C.  Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

      D.  Periodically perform self-assessment of Audit Committee performance.

SCHEDULE II

Goldman, Sachs & Co. 85 Broad Street New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

May 7, 2001

Board of Directors

Barrett Resources Corporation
1515 Arapahoe Street
Tower 3, Suite 1000
Denver, CO 80202

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Barrett Resources Corporation (the “Company”) of the Offer Consideration and the Merger Consideration (as defined below) proposed to be paid by The Williams Companies, Inc. (“Williams” or “Parent”) in the Tender Offer and the Merger (as defined below), pursuant to the Agreement and Plan of Merger, dated as of May 7, 2001, among Williams, Resources Acquisition Corp., a wholly-owned subsidiary of Williams (“Sub”), and the Company (the “Agreement”). The Agreement provides for a tender offer for 16,730,502 Shares (the “Tender Offer”) pursuant to which Sub will pay $73.00 per Share in cash for each Share accepted (the “Offer Consideration”). The Agreement further provides that following completion of the Tender Offer, at the Effective Time (as defined in the Agreement) the Company will be merged with and into Sub (the “Merger”) and each outstanding Share (other than Shares to be cancelled in accordance with Section 3.1(b) of the Agreement) shall be converted into the right to receive 1.767 shares of common stock, par value $1.00 per share (“Williams Common Stock”), of Williams (the “Merger Consideration”).

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of a public offering of the Company’s 7.55% Senior Notes due 2007 in February 1997, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Williams from time to time, including having acted as managing underwriter of a public offering of 33,000,000 shares of Williams Common Stock in January 2001, and may provide investment banking services to Williams in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Williams for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Williams for the five years ended December 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Williams; certain other communications from the Company and Williams to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its manage-

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Goldman, Sachs & Co. 85 Broad Street New York, New York 10004
Tel: 212-902-1000

ment. We also have held discussions with members of the senior management of the Company and Williams regarding their assessment of the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Williams Common Stock, compared certain financial and stock market information for the Company and Williams with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. As you are aware, Williams has not made available to us its projection of future financial performance. As a result, our review of such matters has been limited to discussions with management of Williams of certain research analyst estimates for Williams. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Williams or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. With respect to oil and gas reserve information, we are not experts in the evaluation of oil and gas properties and, with your consent, have relied without independent verification solely upon the audited reserve information prepared by Ryder Scott Company and Netherland, Sewell & Associates, Inc. and provided to us by the management of the Company, and internal estimates provided to us by the management of the Company. Our opinion does not address the relative merits of the transaction contemplated pursuant to the Agreement as compared to any alternative business transaction that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Offer Consideration and the Merger Consideration to be received by the holders of Shares in the Tender Offer and the Merger, taken as a unitary transaction, are fair from a financial point of view to the holders of Shares receiving such consideration.

Very truly yours,

(GOLDMAN, SACHS & CO.)

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SCHEDULE III

May 7, 2001

Board of Directors

Barrett Resources Corporation
1515 Arapahoe Street
Suite 1000, Tower 3
Denver, CO 80202

Members of the Board:

      The Williams Companies, Inc., a Delaware corporation (“Parent”), Resources Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and Barrett Resources Corporation, a Delaware corporation (the “Company”), propose to enter into an agreement and plan of merger (the “Agreement”) pursuant to which Sub will make a tender offer (the “Offer”) for 16,730,502 shares of Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (together, the “Shares”), of the Company at a purchase price of $73.00 per Share, net to the seller in cash (the “Offer Consideration”). The Agreement also provides that, following the consummation of the Offer, the Company will be merged with Sub in a transaction (the “Merger”) in which each remaining Share (other than Shares held directly or indirectly by Parent or the Company) will be converted into the right to receive 1.767 shares of common stock, par value $1.00, together with the associated preferred share purchase rights (the “Parent Shares”) of Parent (the “Merger Consideration”).

      You have requested our opinion as to whether the Offer Consideration and the Merger Consideration to be received by the holders of Shares (other than Parent and the Company) in the Offer and the Merger, taken together, is fair from a financial point of view to such holders.

      In arriving at our opinion, we have, among other things:

1. reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000 and (ii) a press release issued by the Company on April 30, 2001 disclosing its financial results for the fiscal quarter ended March 31, 2001;

2. reviewed certain publicly available business and financial information relating to Parent, including its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000;

3. reviewed (i) a draft dated May 3, 2001 of Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 and (ii) a draft dated May 5, 2001 of the pro forma balance sheet of Parent after giving effect to the spin-off of Parent’s fiber-optic network business;

4. reviewed certain estimates of the Company’s oil and gas reserves, including (i) estimates of proved reserves prepared by the Company’s management, the majority of which were reviewed by the independent engineering firms of Netherland Sewell & Associates, Inc. or Ryder Scott Company as of December 31, 2000, (ii) estimates of additional proved reserves in the Piceance Basin prepared by the Company’s management and reviewed by Ryder Scott Company as of March 31, 2001, a portion of which were subject to the receipt of regulatory approval that was subsequently obtained, (iii) estimates of proved reserves in certain coalbed methane properties in the Powder River Basin prepared by the Company’s management and reviewed by Netherland Sewell as of April 1, 2001, (iv) estimates of

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additional proved reserves prepared by the Company’s management as of April 1, 2001 and (v) estimates of non-proved reserves prepared by the Company’s management as of January 1, 2001;

5. analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

6. reviewed certain historical financial and operating data of Parent prepared by the management and staff of Parent;

7. discussed the current operations and prospects of the Company and Parent with the management and staff of the Company and Parent, respectively;

8. reviewed the historical market prices and trading history of the Shares and the Parent Shares;

9. compared recent stock market capitalization indicators for the Company with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

10. compared the financial terms of the Offer and the Merger with the financial terms of other transactions that we deemed to be relevant;

11. participated in certain discussions among representatives of the Company and Parent and their respective legal and other financial advisors;

12. reviewed a draft dated May 6, 2001 of the Agreement; and

13. reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

      In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of any information supplied or otherwise made available to us by the Company and Parent. We have further relied upon the assurances of representatives of the management of the Company and Parent that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the future financial and operational performance of the Company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company (and its engineering consultants) relating to the oil and gas properties of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of either the Company or Parent, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of either the Company or Parent.

      Our opinion relates solely to the fairness from a financial point of view of the Offer Consideration and the Merger Consideration to be received by the holders of the Shares in the Offer and the Merger. This opinion is for the use and benefit of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Offer or how such holder should vote on the Merger. In addition, we have not been asked to consider and our opinion does not address the prices at which the Parent Shares will trade following the announcement or consummation of the Offer and the Merger. As you are aware, we are acting as financial advisor to the Company and will receive a fee from the Company for our services, a substantial portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company and have received customary fees for such services. In addition, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company or Parent for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

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      Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration and the Merger Consideration to be received by the holders of Shares (other than Parent and the Company) in the Offer and the Merger, taken together, is fair from a financial point of view to such holders.

Very truly yours,

PETRIE PARKMAN & CO., INC.

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EXHIBIT INDEX

Exhibit (a)(1)	Offer to Purchase, dated May 14, 2001, of Acquiror. Incorporated herein by reference to Exhibit (a)(1) to the Schedule TO, filed on May 14, 2001, of Williams.
Exhibit (a)(2)	Letter of Transmittal, dated May 14, 2001, of Williams. Incorporated herein by reference to Exhibit (a)(2) to the Schedule TO, filed on May 14, 2001, of Williams.
Exhibit (a)(3)	Letter to Stockholders of Barrett, dated May 14, 2001.*
Exhibit (a)(4)	Press Release of Barrett, dated May 7, 2001. Incorporated herein by reference to Exhibit 99.1 to Barrett’s Current Report on Form 8-K filed on May 7, 2001.
Exhibit (a)(5)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Schedule I hereto).*
Exhibit (a)(6)	Fairness Opinion of Goldman, Sachs & Co. dated May 7, 2001 (included as Schedule II hereto).*
Exhibit (a)(7)	Fairness Opinion of Petrie Parkman & Co., Inc. dated May 7, 2001 (included as Schedule III hereto).*
Exhibit (e)(1)	Agreement and Plan of Merger, dated as of May 7, 2001, among Barrett, Williams and the Acquiror. Incorporated herein by reference to Exhibit 10.1 to Barrett’s Current Report on Form 8-K filed on May 7, 2001.
Exhibit (e)(2)	Form of Severance Protection Agreement. Incorporated herein by reference to Exhibit 10.9A to Barrett’s Annual Report on Form 10-K for the year ended December 31, 1997.
Exhibit (e)(3)	Form of First Amendment to Severance Protection Agreement.
Exhibit (e)(4)	Second Amendment to Rights Agreement, dated as of May 7, 2001, between Barrett Resources Corporation and Fleet National Bank (as successor to BankBoston, N.A.), as Rights Agent. Incorporated herein by reference to Exhibit 1 to Barrett’s Registration Statement on Form 8A/ A filed on May 7, 2001.
Exhibit (e)(5)	Confidentiality Agreement between Barrett and Williams, dated as of March 9, 2001.
Exhibit (e)(6)	Nondisclosure Agreement between Barrett and Williams, dated May 6, 2001.

*	Included in copies mailed to the Company’s stockholders.

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